UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

 REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 2009

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

(Free translation of original in Spanish)

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2009

CONTENTS

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Analysis of Results for the Third Quarter of 2009 and the Nine Months Period ended September 30, 2009

Material Events

Ch$

-

Chilean pesos

ThCh$

-

Thousands of Chilean pesos

US$

-

United States dollars

ThUS$

-

Thousands of United States dollars

R$

-

Brazilian Reais

ThR$

-

Thousands of Brazilian Reais

AR$

-

Argentine pesos

ThAR$

-

Thousands of Argentine pesos

UF

-

Unidades de Fomento (Chilean government inflation-indexed monetary units)

Consolidated Balance Sheets

(Figures in ThCh$ of September 30, 2009)

	For the period ended
ASSETS	September 30,
	2009	2008
CURRENT ASSETS	ThCh$	ThCh$
Cash	26,922,265	14,005,100
Time deposits	71,143,472	52,479,251
Marketable securities (net)	23,086,244	39,763,748
Trade accounts receivable (net)	35,492,023	30,817,213
Notes receivable (net)	9,037,984	9,225,894
Other receivables (net)	11,412,989	14,445,665
Notes and accounts receivable from related companies	999,365	1,142,288
Inventories (net)	30,439,384	27,465,895
Recoverable taxes	3,865,647	4,498,778
Prepaid expenses	3,375,702	2,933,642
Deferred income taxes	2,484,166	5,075,710
Other current assets	8,666,293	7,488,111
TOTAL CURRENT ASSETS	226,925,534	209,341,295

PROPERTY, PLANT & EQUIPMENT
Land	18,864,810	18,802,788
Buildings & improvements	116,545,084	111,261,291
Machinery and equipment	281,696,266	262,460,874
Other property, plant & equipment	267,938,901	252,408,287
Technical reappraisal of property, plant & equipment	2,338,708	2,337,593
Depreciation	(477,071,935)	(448,299,932)
TOTAL PROPERTY, PLANT & EQUIPMENT	210,311,834	198,970,901

OTHER ASSETS
Investments in related companies	30,831,690	26,995,645
Investments in other companies	139,301	125,361
Goodwill	51,600,059	57,725,638
Long-term receivables	5,809,362	19,901
Long-term notes and accounts receivable from related companies	39,654	45,681
Intangibles	675,969	1,440,708
Amortization	(184,908)	(167,769)
Others	27,182,003	24,221,124
TOTAL OTHER ASSETS	116,093,130	110,406,289
TOTAL ASSETS	553,330,498	518,718,485

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(Figures in ThCh$ of September 30, 2009)

	For the period ended
	September 30,
LIABILITIES AND SHAREHOLDERS' EQUITY	2009	2008
	ThCh$	ThCh$
Short-term bank liabilities	1,154,399	10,577,428
Current portion of long-term bank liabilities	257,402	121,846
Current portion of bonds payable	6,178,492	1,639,517
Dividends payable	5,796,060	5,735,264
Accounts payable	60,124,181	45,289,666
Other creditors	4,374,729	4,687,011
Notes and accounts payable to related companies	12,827,637	9,028,676
Provisions	5,745,789	3,744,814
Withholdings	14,211,326	16,914,468
Income taxes payable	3,884,714	2,701,076
Unearned income	0	29,330
Other current liabilities	632,728	4,426,190
TOTAL CURRENT LIABILITIES	115,187,457	104,895,286

Long-term bank liabilities	277,461	606,630
Bonds payable	72,552,908	76,880,289
Other creditors	17,266	59,229
Long-term notes and accounts payable to related companies	2,653,147	3,140,468
Provisions	15,218,596	15,903,046
Deferred income taxes	17,177,251	14,258,604
Other long-term liabilities	12,096,263	12,235,413
TOTAL LONG-TERM LIABILITIES	119,992,892	123,083,679
Minority interest	11,278	9,031

Paid-in capital	236,327,716	214,843,378
Reserve capital revalued	(6,617,176)	14,824,193
Other reserves	(7,478,664)	(5,118,357)
Retained earnings	95,906,995	66,181,275
Accumulated earnings	52,845,734	22,511,313
Net income for the period	54,209,357	54,933,394
Interim dividends	(11,148,096)	(11,263,432)
TOTAL SHAREHOLDERS’ EQUITY	318,138,871	290,730,489
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	553,330,498	518,718,485

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(Figures in ThCh$ of September 30, 2009)

	For the period ended
	September 30,
	2009	2008
	ThCh$	ThCh$

Net sales	532,207,201	551,040,295
Cost of sales	(302,590,274)	(304,013,908)
Gross margin	229,616,927	247,026,387
Administrative and selling expenses	(148,488,351)	(159,901,947)
OPERATING INCOME	81,128,576	87,124,440

Financial income	4,769,797	9,297,603
Equity in earnings of equity investments	1,344,680	663,520
Other non-operating income	7,886,376	5,807,562
Equity in losses of equity investments	(31,569)	(68,734)
Amortization of goodwill	(4,949,821)	(4,909,735)
Financial expenses	(6,092,261)	(19,637,941)
Other non-operating expenses	(3,683,698)	(10,931,549)
Price level restatement	1,470,301	(1,763,482)
Foreign exchange gains	(6,571,958)	5,006,916
NON OPERATING INCOME AND EXPENSE	(5,858,153)	(16,535,840)

Income before income taxes and extraordinary items	75,270,423	70,588,600
Income tax expense	(21,059,841)	(15,654,380)
Income before minority interest	54,210,582	54,934,220
Minority interest	(1,225)	(826)
NET INCOME FOR THE PERIOD	54,209,357	54,933,394

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

(Figures in ThCh$ of September 30, 2009)

	For the period ended
	September 30,
	2009	2008
	ThCh$	ThCh$

Collection of trade receivables	758,254,433	805,336,212
Financial income received	6,438,908	27,392,375
Dividends received	1,987,500	1,803,780
Other income received	75,742	68,421
Payments to suppliers and personnel	(557,288,351)	(586,793,130)
Interest paid	(9,495,402)	(22,382,362)
Income taxes paid	(18,022,627)	(21,185,711)
VAT and other tax payments	(96,322,784)	(111,915,019)
NET CASH PROVIDED BY OPERATING ACTIVITIES	85,627,419	92,324,566

Borrowings	20,507,860	66,864,556
Dividend distribution	(54,415,189)	(66,176,037)
Loan payments	(24,134,886)	(60,986,387)
Bond payments	0	(6,718,438)
NET CASH USED IN FINANCING ACTIVITIES	(58,042,215)	(67,016,306)

Proceeds from sales of property, plant and equipment	353,257	427,006
Proceeds from sales of other investments	238,190	1,031,253
Other investment income	0	85,376
Additions to property, plant & equipment	(36,153,891)	(45,960,561)
Permanent investments	(916,322)	0
Investments in financial instruments	0	(17,552,348)
Other loans to related companies	(237,237)	0
Other investment disbursements	0	(1,239,132)
NET CASH USED IN INVESTMENT ACTIVITIES	(36,716,003)	(63,208,406)

TOTAL NET CASH FOR THE PERIOD	(9,130,799)	(37,900,146)
Effect of inflation on cash and cash equivalents	5,862,562	(5,268,365)
Net (decrease) increase in cash and cash equivalents	(3,268,237)	(43,168,511)
Cash and cash equivalents at beginning of period	124,420,218	129,549,713
Cash and cash equivalents at end of period	121,151,981	86,381,202

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

Reconciliation between Net Income and Net Cash Flows

Provided by Operating Activities

(Figures in ThCh$ of September 30, 2009)

	For the period ended
	September 30,
	2009	2008
	ThCh$	ThCh$

Net Income	54,209,357	54,933,394
Income on sale of assets:	(180,886)	(139,778)
(Gain) Loss on sale of property, plant and equipment	(172,795)	(128,609)
(Gain) Loss on sale of other assets	(8,091)	(11,169)

Adjustments to net income that do not represent movements of cash	28,519,871	35,178,710
Depreciation	24,500,758	25,997,125
Amortization of intangibles	11,802	180,171
Write-offs and provisions	848,916	822,166
Equity in earnings of equity investments	(1,344,680)	(663,520)
Equity in losses of equity investments	31,569	68,734
Amortization of goodwill	4,949,821	4,909,735
Price level restatement	(1,470,301)	1,763,482
Foreign exchange losses, net	6,571,958	(5,006,916)
Other credits to income that do not represent cash flows	(5,640,890)	0
Other charges to income that do not represent cash flows	60,918	7,107,733

Changes in operating assets	34,355,373	34,114,547
(Increase) decrease in trade accounts receivable	56,095,229	29,686,059
(Increase) decrease in inventories	2,672,636	1,151,906
(Increase) decrease in other assets	(24,412,492)	3,276,582

Changes in operating liabilities	(31,277,521)	(31,763,133)
Increase (decrease) in accounts payable related to operating income	(28,512,508)	(33,031,073)
Increase (decrease) in interest payable	5,387,873	23,036,978
Increase (decrease) in income taxes payable	(797,157)	(17,157,366)
Increase (decrease) in other accounts payable related to non-operating income	1,791,147	(2,415,052)
Increase (decrease) in valued added tax and other similar items	(9,146,876)	(2,196,620)

Minority interest	1,225	826

NET CASH PROVIDED BY OPERATING ACTIVITIES	85,627,419	92,324,566

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2009 and 2008 (figures in ThCh$ of September 30, 2009)

Note 1 - Incorporation in the Securities Register

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046 is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the “SVS”).

Note 2 - Summary of Significant Accounting Principles

a)

Accounting period

The consolidated financial statements cover the period January 1 to September 30, 2009 and are compared to the same period in 2008.

b)

Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

c)

Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by -1.0% according to the variation of the Chilean Consumer Price Index (CPI) and in addition, some minor reclassifications have been made.

d)

Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries.  The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the minority shareholders participation in income is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are as follows:

	Ownership Interest
Company Name	2009			2008
	Direct	Indirect	Total	Total
ABISA CORP.	0.00	99.99	99.99	99.99
ANDINA BOTTLING INVESTMENTS S.A.	99.90	0.09	99.99	99.99
ANDINA INVERSIONES SOCIETARIAS S.A.	99.99	0.00	99.99	99.99
ANDINA BOTTLING INVESTMENTS DOS S.A.	99.90	0.09	99.99	99.99
EMBOTELLADORA DEL ATLANTICO S.A.	0.00	99.98	99.98	99.98
RIO DE JANEIRO REFRESCOS LTDA.	0.00	99.99	99.99	99.99
SERVICIOS MULTIVENDING LTDA.	99.90	0.09	99.99	99.99
TRANSPORTES ANDINA REFRESCOS LTDA.	99.90	0.09	99.99	99.99
VITAL S.A.	0.00	99.99	99.99	99.99
RJR INVESTMENTS CORP.	0.00	0.00	0.00	99.99

e)

Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods.  Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, “CPI”, issued by the Chilean National Institute of Statistics, which amounted to –2.8% for the period December 1, 2008 to August 31, 2009 (6.9% for the same period of the previous year).

f)

Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end.   Regarding balances subject to indexation, these have been restated by the corresponding restatement index or by the agreed upon terms.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year end exchange rates:

		2009	2008
		Ch$	Ch$
Unidades de Fomento	(UF)	20,834.45	20,988.34
United States dollars	(US$)	550.36	551.31
Argentine pesos	(AR$)	143.21	175.86
Brazilian Real	(R$)	309.52	288.00
Euro	(€$)	805.09	775.51

g)  Time deposits

Time deposits are valued at investment cost plus readjustments and accrued interest as of the end of each period.

h)

Marketable securities

Marketable securities include investments in mutual funds and investment fund quotas, valued at the period end redemption value.

i)

Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available for use.  The costs of finished products include all manufacturing costs.  Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

j)

Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of accounts receivable and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

k)

Property, plant and equipment

For companies incorporated in Chile, Property, Plant and Equipment is carried at acquisition cost plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the U.S. dollar according to the criteria described in Note 2n. Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant and equipment”.

Fixed assets to be disposed of are valued at the lower of the net realizable value and book value. Estimated losses are reflected in the consolidated statement of income under other non-operating expenses.

l)

Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the assets.

m)

Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in other property, plant and equipment.  Broken or damaged containers at plants and warehouses are expensed in each accounting period.

n)

Investments in unconsolidated affiliates

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method.  The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.  The United States (“US”) dollar is the currency used to control these investments and to translate the financial statements of the foreign companies.  Assets and liabilities are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders’ equity are first expressed at their equivalent value in historical US dollars.  Income and expense items are first translated into US dollars at the average exchange rate during the month.

o)

Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, which do not exceed of 20 years.

p)

Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date.  These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

q)

Bonds payable

Bonds payable includes the placement of bonds in UF in Chile, which are carried at the issue rate.  The difference in valuation as compared to the effective placement rate is recorded as a deferred asset.  This asset is amortized using the straight-line method over the term of the respective obligations, under Financial Expenses.

r)

Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation.  The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants.  The effects of deferred income taxes existing at the time of the enforcement of the aforementioned Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

s)

Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.  The provision is stated at present value of the projected cost of the benefit, which is discounted at a 4.0% annual rate (7% for the previous year) and a capitalization period using the staff’s expected length of service to their retirement date.

Since the year 2005, the Company maintains a withholding plan for some officers.  A liability is recorded according to the guidelines of this plan.  The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled the required years of service.

t)

Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established.  In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, and record that effect in operating income of the Company.

This liability is presented in other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

u)

Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

v)

Derivative contracts

Derivative contracts include instruments used to hedge the risk of exposure to exchange rate differences as follows:

Derivative instruments used to hedge existing items on the balance sheet are recorded at their fair values.  Unrealized losses are recognized as a charge to income and gains are deferred and included in other liabilities (current or long-term). Hedge ineffectiveness is recognized in the income statement.

Derivative instruments used to hedge forecasted transactions are recorded at their market values and the changes in their values are accounted for as unrealized gains or losses.  Upon contract expiration, the deferred gains and losses are recorded in the income statements.

w)

Computer software

Corresponds to computer packages currently in use, which have a future economic benefit, and are amortized over a period equal to their useful life.

x)

Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

y)

Consolidated statement of cash flows

For purposes of preparation of the statement of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Institute of Accountants and circular N°1,501 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission) the Company has considered cash equivalent to be investments in fixed-income, mutual funds, short term time deposits (less than 90 days), agreements and financial investments maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

z) Use of estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in Chile requires management to carry out estimates and assumption that affect the asset and liability figures reported and the disclosure of contingent assets and liabilities as well as income and expense figures for the period.  Actual results may differ from these estimates.

Note 3 - Accounting Changes

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

Note 4 - Marketable Securities

	Accounting value for the period
	ended September 30,
	2009	2008
Type of Instrument	ThCh$	ThCh$
Mutual funds	20,120,503	7,728,136
Investment funds	2,965,741	32,035,612
Total marketable securities	23,086,244	39,763,748

	Accounting value for the period ended September 30, 2009
Mutual funds:
Institution	ThCh$
Fondo Mutuo BBVA	4,804,000
Fondo Mutuo Estado	3,849,500
Fondo Mutuo BCI	3,242,700
Fondo Mutuo Itaú	38,711
Fondo Mutuo Scotiabank	3,784,000
Fondo Mutuo Royal Bank of Canada	4,401,592
Balance mutual funds	20,120,503

Investment funds:
Institution	ThCh$
Dreyfus Global Fund Universal Liquidity Plus	356
Citi Institutional Liquid Reserves Limited - USA	2,965,385
Balance investment funds	2,965,741

Note 5 – Short and Long-Term Receivables

Almost all of said accounts correspond to the soft drinks category.  The balance of other accounts receivable mainly corresponds to prepayment to our sugar suppliers.

		CURRENT						LONG TERM
	Up to 90 days		More than 90 days up to 1 year		Subtotal	Total current (net)		For the period ended September 30,
	2009	2008	2009	2008	2009	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	35,650,642	30,066,855	1,028,331	750,358	36,678,973	35,492,023	30,817,213	0	0
Allowance for doubtful accounts					(1,186,950)
Notes receivable	9,170,700	8,662,802	495,895	563,092	9,666,595	9,037,984	9,225,894	93,029	0
Allowance for doubtful accounts					(628,611)
Other receivables	10,022,240	13,677,251	1,613,003	768,414	11,635,243	11,412,989	14,445,665	5,716,333	19,901
Allowance for doubtful accounts					(222,254)
					Total long term receivables			5,809,362	19,901

Note 6 - Balances and Transactions with Related Companies

Receivable and payable balances with related companies correspond to the following concepts:

1)  Notes and accounts receivable.

Embonor S.A.: Sale of products

Embotelladora Coca-Cola Polar S.A.: Sale of products

Coca-Cola de Chile S.A.: Advertising agreements.

Embotelladora Iquique S.A.: Sale of products

	Short Term		Long Term
	2009	2008	2009	2008
Company	ThCh$	ThCh$	ThCh$	ThCh$
Embonor S.A.	486,901	790,067	0	0
Embotelladora Coca-Cola Polar S.A.	416,332	352,221	0	0
Coca-Cola de Chile S.A.	0	0	39,654	45,681
Embotelladora Iquique S.A.	96,132	0	0	0
	999,365	1,142,288	39,654	45,681

2) Notes and accounts payable:

Coca-Cola de Chile S.A.: Concentrate purchases

Recofarma Indústrias do Amazonas Ltda.: Concentrate purchases

Envases CMF S.A.:  Raw material purchases

Servicios y Productos para Bebidas Refrescantes S.R.L.: Concentrate purchases

Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions

Envases del Pacífico S.A.: Raw material purchases

Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income due to commitments of sale of products of Vital S.A. to those companies, which will be realized in accordance with future deliveries

Vital Aguas S.A.:  Finished products purchases

	Short Term		Long Term
	2009	2008	2009	2008
Company	ThCh$	ThCh$	ThCh$	ThCh$
Coca-Cola de Chile S.A.	5,547,914	2,526,221	0	0
Servicios y Productos para Bebidas Refrescantes S.R.L.	1,950,813	2,399,622	0	0
Envases CMF S.A.	853,623	870,175	0	0
Recofarma Industrias do Amazonas Ltda.	3,079,435	1,837,302	0	0
Envases Central S.A.	816,398	757,706	0	0
Envases del Pacifico S.A.	98,188	64,777	0	0
Vital Aguas S.A.	481,266	572,873	0	0
Embonor S.A.	0	0	2,115,123	2,495,375
Embotelladora Coca-Cola Polar S.A.	0	0	538,024	645,093
TOTAL	12,827,637	9,028,676	2,653,147	3,140,468

3) Transactions with related companies

The following table includes transactions with related companies that exceed ThCh$200,000.

			30-Sep-09		30-Sep-08
			Amount	Effect on income (charge) credit	Amount	Effect on income (charge) credit
Company	Relation	Transaction	ThCh$	ThCh$	ThCh$	ThCh$
Envases Central S.A	Equity Investee	Purchase of finished products	11,472,500	0	11,113,679	0
-	-	Sales of raw materials and supplies	1,447,695	300,950	1,222,951	122,234
Coca-Cola de Chile S.A.	Shareholder	Concentrate purchases	34,450,804	0	38,985,991	0
-	-	Payment of advertising participation	2,513,033	(2,513,033)	830,725	(830,725)
-	-	Sales of advertisement	2,357,730	0	1,230,620	0
Servicios y Productos para Bebidas Refrescantes	Shareholder	Concentrate purchases	25,921,054	0	22,640,215	0
Recofarma Industrias do Amazonas Ltda.	Shareholder related	Concentrate purchases	40,639,376	0	48,121,212	0
-	-	Payment of advertising participation	8,390,977	(8,390,977)	4,803,163	(4,803,163)
-	-	Reimbursements and other purchases	469,759	(469,759)	1,083,400	(1,083,400)
Envases CMF S.A.	Equity Investee	Container purchases	6,246,147	0	8,261,208	0
-	Equity Investee	Dividend payment	1,987,500	0	2,625,975	0
Envases del Pacifico S.A.	Shareholder related	Purchase of raw materials	395,747	0	237,822	0
Embonor S.A.	Shareholder related	Sales of finished products	4,868,567	1,174,802	4,626,558	964,624
-	-	Product purchases	0	0	143,063	0
-	-	Sale of products	36,111	0	141,950	0
Embotelladoras Coca-Cola Polar S.A.	Shareholder related	Sales of finished products	3,027,121	520,129	2,190,041	239,984
-	-	Purchase of finished products	41,482	0	41,371	0
Iansagro S.A.	Director in common	Purchase of sugar	6,472,147	0	12,832,016	0
BBVA Administradora General de Fondos	Shareholder related	Redemption of mutual funds	23,896,552	0	11,286,990	0
-	-	Investments in mutual funds	28,690,667	0	11,286,990	0
Vendomatica S.A.	Director in common	Sales of finished products	1,087,343	369,697	1,027,708	308,312
Embotelladora Iquique S.A.	Shareholder related	Sales of finished products	521,041	96,449	0	0

4)  Other transactions

Within the normal course of operations, the Company entered into an agreement with IANSAGRO S.A., for the future supply of sugar at a fixed price for 48,000 tons of sugar to cover the company’s needs, this agreement will expire during 2010.

At the same time and in order to maintain a variable price of sugar, the Company subscribed an agreement in the London Stock exchange for the future sale of sugar for the same amounts (tons) and expiring on the same date as the agreements mentioned in the previous paragraph, thereby these operations have been matched.

Both operations have been considered as a single operation that seeks to maintain a variable price for sugar, and therefore they have not been considered as a derivative operation.

Note 7 – Inventories

	30-Sep-09			30-Sep-08
	Gross Value	Obsolescence provision	Net value	Gross Value	Obsolescence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Finished products	14,048,546	(140,886)	13,907,660	13,274,677	(170,095)	13,104,582
Raw materials	14,987,510	(125,788)	14,861,722	11,148,154	(408,010)	10,740,144
Products in process	1,138,214	0	1,138,214	2,205,859	0	2,205,859
Raw materials in transit	531,788	0	531,788	1,415,310	0	1,415,310
Total	30,706,058	(266,674)	30,439,384	28,044,000	(578,105)	27,465,895

Note 8 - Deferred Taxes and Income Taxes

For the period ended September 30, 2009 the Company presented taxable retained earnings in the amount of ThCh$59,445,628 including profits with credit resulting from corporate income tax in the amount of ThCh$26,260,351 and profits without credit in the amount of ThCh$33. The previous period it did not present balances for this concept.

Short-term and long-term deferred tax assets and liabilities are shown as net balances in balance sheet.

	30-September-09				30-September-08
	Assets		Liabilities		Assets		Liabilities
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
Temporary differences	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	485,308	79,821	0	0	284,537	5,674	0	0
Vacation provision	187,549	0	0	0	181,195	0	0	0
Production expenses	11,007	0	0	0	12,505	0	0	0
Depreciation of property, plant & equipment	0	65,123	171,745	5,985,453	0	0	165,925	6,631,402
Severance indemnities	112,521	0	4,792	25,279	53,200	0	19,872	171,987
Others	677,464	297,976	146	0	992,573	123,690	0	73,602
Provision for assets write off	99,731	826,860	0	0	107,912	346,695	0	0
Provision for labor lawsuits	0	1,782,765	0	0	0	1,899,259	0	0
Tax loss carry-forwards	0	44,827	0	0	1,812,726	884,898	0	0
Local bond issue expenses	0	0	0	83,748	0	0	29	142,750
Contingency allowance	0	320,042	0	0	0	313,385	0	0
Exchange rate difference (FRN Debt-Brazil)	0	0	0	13,853,435	0	0	0	12,760,857
Provision for participation in income	806,865	0	0	0	533,289	0	0	0
Unrealized earnings	0	205,396	0	0	0	238,162	0	0
Social contributions	280,404	0	0	0	1,283,599	0	0	0
Temporary difference fiscal incentives-Brazil	0	0	0	2,181,095	0	0	0	0
Others
Complementary accounts, net of amortization	0	0	0	(1,328,949)	0	0	0	(1,710,231)
Total	2,660,849	3,622,810	176,683	20,800,061	5,261,536	3,811,763	185,826	18,070,367

c) The following table contains information on income taxes at each period-end.

	30-Sep-09	30-Sep-08
	ThCh$	ThCh$
Current tax expense (tax allowance)	(15,586,401)	(14,686,206)
Adjustments tax expense (previous period)	(32,148)	1,435,891
Deferred income tax expense/effect over assets or liabilities	(5,789,519)	(1,023,248)
Amortization of deferred income tax asset and liability complementary accounts	(298,622)	(295,869)
Other charges or credits	646,849	(1,084,948)
Total	(21,059,841)	(15,654,380)

Note 9 - Other Current Assets

	30-Sep-09	30-Sep-08
	ThCh$	ThCh$
Supplies	5,807,661	4,976,087
Investment in buy-back agreements	0	1,579,050
Short term bonds discount	243,405	388,845
Wellsfargo Investment Fund (restricted)	1,864,028	0
Others	751,199	544,129
Total	8,666,293	7,488,111

Note 10 - Property, Plant and Equipment

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment.  The Company has purchased insurance to cover its fixed assets and inventories.  These assets are geographically distributed as follows:

Chile

:

Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo

Argentina

:

Buenos Aires, Mendoza, Cordoba, and Rosario

Brazil

:

Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

a) Main components of property, plant and equipment

	Balances at September 30, 2009			Balances at September 30, 2008
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	18,864,810	0	18,864,810	18,802,788	0	18,802,788
Buildings and improvements	116,545,084	(46,547,712)	69,997,372	111,261,291	(41,903,590)	69,357,701
Machinery and equipment	281,696,266	(214,417,114)	67,279,152	262,460,874	(203,137,102)	59,323,772
Other property, plant and equipment	267,938,901	(215,392,555)	52,546,346	252,408,287	(202,547,474)	49,860,813
Technical reappraisal of property, plant & equipment	2,338,708	(714,554)	1,624,154	2,337,593	(711,766)	1,625,827
Total	687,383,769	(477,071,935)	210,311,834	647,270,833	(448,299,932)	198,970,901

b) Other property, plant and equipment

	30-September-09	30-September-08
	ThCh$	ThCh$
Containers	161,006,427	147,257,934
Refrigerating equipment, promotional items and other minor assets	63,625,480	61,345,621
Furniture and tools	9,113,623	8,976,758
Other	34,193,371	34,827,974
Total other property, plant and equipment	267,938,901	252,408,287

c) Technical reappraisal of  property, plant and equipment

	Balances at September 30, 2009			Balances at September 30, 2008
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,560,774	0	1,560,774	1,560,774	0	1,560,774
Buildings and improvements	218,549	(161,653)	56,896	218,508	(161,512)	56,996
Machinery and equipment	559,385	(552,901)	6,484	558,311	(550,254)	8,057
Total	2,338,708	(714,554)	1,624,154	2,337,593	(711,766)	1,625,827

d) Depreciation for the period

Depreciation charges for the period amounted to ThCh$24,500,758 (ThCh$25,997,125 in 2008) of which ThCh$16,678,346 (ThCh$19,760,286 in 2008) are included under Operating Costs and ThCh$7,822,412 (ThCh$6,236,839 in 2008) under Sales and Administrative Expenses in the income statement.

Note 11 - Investment in Unconsolidated Affiliates

1.

Investments in unconsolidated affiliates and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years are shown in the table attached.

Company	Country	Functional	N° of Shares	Ownership Interest		Equity of companies		Income (loss) for the period		Accrued income		Partic. in net income (loss)		Unrealized income (loss)		Accounting value of investment
				2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
		Currency		%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
HOLDFAB PARTIC LTDA.	BRAZIL	US$	1,283,158,339	12.33%	14.73%	59,699,130	31,367,058	8,129,711	2,306,454	1,022,232	333,213	7,359,703	4,620,964	0	0	7,359,703	4,620,964
KAIK PARTIPACOES	BRAZIL	US$	16,098,919	11.32%	11.32%	11,442,958	9,865,096	1,154,521	52,345	130,688	(5,925)	1,295,308	1,116,699	0	0	1,295,308	1,116,699
ENVASES CENTRAL S.A.	CHILE	Ch$	1,499,398	49.91%	49.91%	5,755,388	5,123,888	254,575	52,500	114,093	12,268	2,872,514	2,557,332	255,784	255,736	2,616,730	2,301,596
ENVASES CMF S.A.	CHILE	Ch$	28,000	50.00%	50.00%	35,953,324	36,628,029	1,125,783	2,169,497	(31,569)	318,039	17,976,662	18,314,015	971,884	1,054,400	17,004,778	17,259,615
VITAL AGUAS S.A.	CHILE	Ch$	8,475	56.50%	56.50%	4,522,427	3,003,134	183,799	106,287	97,667	(62,809)	2,555,171	1,696,771	0	0	2,555,171	1,696,771
												32,059,358	28,305,781	1,227,668	1,310,136	30,831,690	26,995,645

The main changes occurred in the reported periods are described below:

During an Extraordinary Shareholders’ Meeting held during April 2009, Vital S.A. decided to carry out a capital increase in the amount of ThCh$1,274,284 through the issuance of 5,000 shares of which Embotelladora Andina S.A. subscribed and paid 2,825 shares equal to ThCh$716,371.

On March 23, 2009, RJR Investments Corp. was dissolved.  Our subsidiary Rio de Janeiro Refrescos Ltda. Had 100% ownership interest in said corporation.

In June, 2008 Embotelladora Andina S.A. acquired a 48% ownership interest in Embotelladoras del Sur S.A. for ThCh$746,046.  Subsequent to the acquisition Embotelladora Andina S.A. made a capital contribution in the amount of ThCh$382,536.

The amounts disbursed by Embotelladora Andina S.A. in the acquisition of and loan to Embotelladoras del Sur S.A., as well as the proportionate loss recorded corresponding to the negative shareholders’ equity of the latter, were recorded as of September 30, 2008, as an intangible since the final purpose is not that of acquiring the company but that of acquiring the rights of distribution of products of the water segment that were previously marketed by Embotelladoras del Sur S.A.

As of December 31, 2008, the Company recorded under Other Non-Operating Income all of the disbursements to Embotelladoras del Sur S.A. due to the fact that it is very difficult to measure future cash flows that the distribution of the water brand Benedictino generates and also because this brand belongs to The Coca-Cola Company

On February 12, 2009 our subsidiary in Brazil, Rio de Janeiro Refrescos Ltda. met the capital increase agreed upon by Holdfab Participacoes Ltda. Of which it holds an ownership interest of 14.732%, by payment of the amount of ThCh$199,951.

Centralli Refrigerantes S.A. shows negative equity, which has been duly provided for.

The investment in Kaik Participações Ltda. (Brazil) where Embotelladora Andina S.A. holds an indirect ownership of 11.32% has been accounted for under the equity method, since the Company has a significant influence through one of its directors, who participates in the process of setting policies, operating and financial decision-making in accordance with the ownership structure which is exclusive owned by the Coca-Cola bottlers in Brazil

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in September, 2001, and that is recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

Envases CMF S.A. (purchase of property, plant and equipment: bottles): ThCh$(657,056) in 2009 (ThCh$(835,063) in 2008)

Vital Aguas S.A. (purchase of finished products): ThCh$(6,179) in 2009 (ThCh$(2,756) in 2008)

Envases Central S.A. (purchase of finished products): ThCh$(12,965) in 2009 (ThCh$(14,179) in 2008)

2.

No liabilities have been designated as hedging instruments for investments abroad.

3.

Income likely to be remitted by subsidiaries abroad amounts to US$318 million.

Note 12 - Goodwill and Negative Goodwill

Company	30-September-2009		30-September-2008
	Amortization during the period	Goodwill balance	Amortization during the period	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	2,787,289	32,813,233	2,765,133	36,235,106
Embotelladora del Atlántico S.A.	2,162,532	18,786,826	2,144,602	21,490,532
Total	4,949,821	51,600,059	4,909,735	57,725,638

Note 13 - Other Long Term Assets

	30-Sep-09	30-Sep-08
	ThCh$	ThCh$
Judicial deposits (Brazil)	11,297,000	8,523,398
Transfer fiscal credits (Brazil)	6,485,119	5,286,803
Prepaid expenses	3,073,762	3,629,707
Bond issuance and placement discounts and expenses	2,591,465	2,845,132
Non operating assets	1,346,722	1,373,504
Spare parts	2,282,459	2,513,010
Others	105,476	49,570
Total	27,182,003	24,221,124

Note 14 - Short-Term and Long-Term Bank Liabilities

a) SHORT TERM BANK LIABILITIES

	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		Non-indexed Ch$		TOTAL
	2009	2008	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banco de Chile	0	0	0	36,970	0	36,970
Banco Galicia	1,139,968	3,534,627	0	0	1,139,968	3,534,627
Nvo Santa Fe	8,276	1,842,448	0	0	8,276	1,842,448
BBVA Frances	0	5,163,383	0	0	0	5,163,383
BBVA	0	0	6,155	0	6,155	0
Total	1,148,244	10,540,458	6,155	36,970	1,154,399	10,577,428
Principal due	1,138,643	10,540,458	6,155	36,970	1,144,798	10,577,428

Annual average interest rate	16.24%	17.64%	8.64%	8.58%

Foreign currency liabilities			99.47%
Local currency liabilities			0.53%

b) LONG TERM BANK LIABILITIES (short term portion)
	Currency or indexation adjustment
	Other foreign currencies		TOTAL
	2009	2008	2009	2008
Bank or Financial Institution	ThCh$	ThCh$	ThCh$	ThCh$
Banco Alfa	130,373	119,947	130,373	119,947
Banco Votoratim (Brazil)	127,029	1,899	127,029	1,899
Total	257,402	121,846	257,402	121,846
Principal due	256,388	121,846	256,388	121,846

Annual average interest rate	10.51%	11.89%
Foreign currency liabilities	100.00%

Note 15 - Long-Term Bank Liabilities

	Currency	Years to maturity		Total long term	Annual average interest rate	Total long term
Bank or Financial Institution	or indexation adjustment	More than 1 up to 2	More than 2 up to 3	at September 30, 2009		at September 30, 2008
		ThCh$	ThCh$	ThCh$	%	ThCh$
Banco Alfa	Other currencies	86,915	0	86,915	10.79%	200,749
Banco Votorantim	Other currencies	127,031	63,515	190,546	10.22%	405,881
TOTAL		213,946	63,515	277,461		606,630
Foreign currency liabilities	100%

Note 16 – Long and Short-Term Bonds Payable (Promissory Notes and Bonds)

1.

Current risk rating of bonds is as follows:

Bonds issued in the US Market

A

:

Rating according to Fitch Ratings Ltd.

Bonds Issued in the Local Market

AA+

:

Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA

:

Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2.

Bond repurchases.

During 2000, 2001, 2002, 2007 and 2008, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$350 million, of which US$200 million remain outstanding, which are presented deducting the long term liability from the bonds payable account.

3.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At period end, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

The following table contains more information on Bonds Payable:

Instrument subscription or ID N°	Series	Current nominal value	Currency	Interest rate	Maturity date	Term		Par value		Placement in Chile or abroad
						Interest paid	Amortization period	2009	2008
Current portion of bonds payable								ThCh$	ThCh$
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.5%	01-Jun-26	Semiannual	Dic-2009	6,178,492	1,639,517	Chile
Total current maturities								6,178,492	1,639,517
Long term portion of bonds payable
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.5%	01-Jun-26	Semiannual	Dic-2009	72,552,908	76,880,289	Chile
Total long term								72,552,908	76,880,289

Note 17 - Provisions and Write-Offs

	Short term		Long term

	2009	2008	2009	2008
Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Taxation on banking transactions and social contributions (Brazil)	3,529,710	3,047,855	4,117,995	6,524,268
Staff severance indemnities	966,624	692,281	8,928,845	6,869,033
Contingencies	48,709	4,678	2,171,756	2,509,745
Others	1,200,746	0	0	0
TOTAL	5,745,789	3,744,814	15,218,596	15,903,046

Note 18 - Staff Severance Indemnities

	30-Sep-09	30-Sep-08
Staff Severance Indemnities	ThCh$	ThCh$
Beginning balance	9,179,042	7,056,228
Provision for the period	2,642,169	1,466,868
Payments	(1,925,742)	(961,782)
Ending balance	9,895,469	7,561,314

 As of December 31, 2008, the Company amended the discount rate of the current value of accrued benefits by its employees from 7% to 4% in order to adapt to current market conditions.

Note 19 – Other Long Term Liabilities

	30-Sep-09	30-Sep-08
	ThCh$	ThCh$
Guaranty on containers	9,240,035	9,248,918
Participation acquisition of assets	1,939,956	1,566,931
Prepaid Income –Long term	392,060	475,193
Advertising agreements	158,310	311,467
Others	365,902	632,904
Total	12,096,263	12,235,413

Note 20 - Minority Interest

	30-Sep-09	30-Sep-08
LIABILITIES	ThCh$	ThCh$
Embotelladora del Atlántico S. A.	11,256	9,012
Andina Inversiones Societarias S.A.	22	19
	11,278	9,031

	30-Sep-09	30-Sep-08
INCOME STATEMENT	ThCh$	ThCh$
Embotelladora del Atlántico S. A.	(1,224)	(824)
Andina Inversiones Societarias S.A.	(1)	(2)
	(1,225)	(826)

Note 21 - Changes in Shareholders’ Equity

The activity in Shareholders’ Equity, Dividend Distribution and Other Reserves is detailed in the following tables:

	30-Sep-09						30-Sep-08
	Paid in Capital	Capital revalued reserve	Other Reserves	Accumulated Income	Interim Dividends	Net Income	Paid in Capital	Capital revalued reserve	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$			ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	236,327,716	0	9,055,154	23,201,754	(17,171,979)	94,835,957	217,013,513	0	(11,443,442)	11,171,454	(17,194,331)	81,601,944
Distribution of prior year income	0	0	0	77,663,978	17,171,979	(94,835,957)	0	0	0	64,407,613	17,194,331	(81,601,944)
Final dividend prior year	0	0	0	(11,279,815)	0	0	0	0	0	(7,667,367)	0	0
Translation adjustment reserve	0	0	(16,280,274)	0	0	0	0	0	7,062,983	0	0	0
Extraordinary dividend	0	0	0	(34,326,398)	0	0	0	0	0	(50,387,956)	0	0
Capital revalued	0	(6,617,176)	(253,544)	(2,413,785)	0	0	0	14,973,932	(789,598)	5,214,956	0	0
Income for the period	0	0	0	0	0	54,209,357	0	0	0	0	0	55,488,278
Interim dividend	0	0	0	0	(11,148,096)	0	0	0	0	0	(11,377,204)	0
Ending balance	236,327,716	(6,617,176)	(7,478,664)	52,845,734	(11,148,096)	54,209,357	217,013,513	14,973,932	(5,170,057)	22,738,700	(11,377,204)	55,488,278
Price level restated balances							214,843,378	14,824,193	(5,118,357)	22,511,313	(11,263,432)	54,933,394

Number of shares
Series	Subscribed shares	Paid in shares	Number of shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

Capital
Series	Subscribed capital	Paid in capital
	ThCh$	ThCh$
A	118,163,858	118,163,858
B	118,163,858	118,163,858

Other Reserves

Balance of Other Reserves is composed as follows:
	2009	2008
	ThCh$	ThCh$

Reserve for cumulative translation adjustments(1)	(8,625,774)	(6,265,265)
Reserve for technical reappraisal of property, plant and equipment	68,489	71,211
Other	1,078,621	1,075,697
Total	(7,478,664)	(5,118,357)

(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

	Balance	Foreign exchange rate generated during the period	Reserve release / realized(*)	Balance
Company	01-Ene-09	Investment		September 30, 2009
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	4,374,021	(10,368,869)	60,918	(5,933,930)
Embotelladora del Atlántico S. A.	3,280,479	(5,972,323)	0	(2,691,844)
Total	7,654,500	(16,341,192)	60,918	(8,625,774)
(*) Reserve realized resulted from dividends paid by our subsidiary Río de Janeiro Refrescos Ltda.

Note 22 - Other Non-Operating Income and Expenses

Other non-operating income during the period was as follows:

	2009	2008
	ThCh$	ThCh$
Reverse provision property, plant & equipment devalued	0	5,077,153
Tax recovery prior years	159,672	0
Restatement of judicial deposits (Brazil)	1,724,949	0
Gain on sale of property, plant and equipment	172,795	128,609
Other income	188,070	601,800
Sub-total	2,245,486	5,807,562
Translation of financial statements(1)	5,640,890	0
Total	7,886,376	5,807,562

Other non-operating expenses during the period was as follows:
Conversion adjustment reserve realized(2)	(60,918)	(4,918,292)
Bank taxes(3)	(1,605,868)	(1,656,720)
Provision for labor and commercial lawsuits	(773,957)	(598,733)
Write off and obsolescence provision of property, plant & equipment	0	(4,408)
Provision loss of investment in Centralli	(44,646)	(80,438)
Others	(1,198,309)	(1,483,517)
Sub-total	(3,683,698)	(8,742,108)
Translation of financial statements(1)	0	(2,189,441)
Total	(3,683,698)	(10,931,549)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Institute of Accountants, which are presented as Other Non Operating Income and/or expenses accordingly.

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. and the remittance of capital and dividend distribution by Embotelladora del Atlántico S.A. during the 2009 and 2008 period, respectively.

(3) This refers to taxes charged in the normal course of business due to banking Accounts movements in our foreign subsidiaries and are not related to obtaining financial resources.

Note 23 - Price-Level Restatement

	Adjustment index	30-Sep-09	30-Sep-08
Assets - (charges)/credits		ThCh$	ThCh$
Inventories	CPI	(55,232)	38,853
Property, plant and equipment	CPI	(2,919,456)	6,780,199
Investments in related companies	CPI	(5,000,811)	8,686,507
Cash, Time Deposits, Marketable Securities	UF	(1,852,193)	1,106,206
Cash, Time Deposits, Marketable Securities	CPI	(251,837)	2,793,649
Short term accounts receivable from related companies	UF	(210,614)	479,800
Short term accounts receivable from related companies	CPI	(14,048)	1,900,812
Recoverable taxes	CPI	(1,190)	39,544
Other current assets	CPI	(213,089)	240,973
Other current assets	UF	0	111,393
Other long term assets	CPI	(99,093)	146,747
Other long term assets	UF	(8,675)	0
Cost and expense accounts	CPI	(1,089,130)	6,477,036
Total (charges) credits		(11,715,368)	28,801,719

Liabilities - (charges)/credits
Shareholders’ equity	CPI	9,256,565	(15,964,481)
Short and long term bonds payable	UF	2,276,159	(4,965,987)
Other current liabilities	UF	124,906	(235,737)
Other current liabilities	CPI	34,203	(551,276)
Other long term liabilities	CPI	70,107	(305,148)
Income accounts	CPI	1,423,729	(8,542,572)
Total (charges) credits		13,185,669	(30,565,201)
Price-level restatement (loss ) gain		1,470,301	(1,763,482)

Note 24 - Foreign Exchange Gains/Losses

	Currency	30-Sep-09	30-Sep-08
Assets - (charges)/credits		ThCh$	ThCh$
Cash	US$	82,345	(222,974)
Time deposits	US$	(604,329)	850,497
Marketable securities (net)	US$	(321,792)	2,465,730
Trade accounts receivable	US$	(126)	452
Other debtors (net)	US$	(44,269)	45,158
Accounts receivable related companies short term	US$	(4,811,473)	1,769,424
Inventories (net)	US$	0	(11,802)
Recoverable taxes	US$	0	82
Prepaid expenses	US$	0	208
Other current assets	US$	(362,736)	717,439
Other assets	US$	0	(62,966)
Total (charges)/credits		(6,062,380)	5,551,248

Liabilities - (Charges) / credits

Accounts payable	US$	149,021	(89,470)
Other creditors	US$	0	4,447
Notes and accounts payable related companies	US$	(772,415)	656,739
Provisions	US$	28,666	(505,318)
Prepaid income	US$	0	2,393
Other current liabilities	US$	85,623	(613,123)
Withholdings	US$	(473)	0
Total (charges) credits		(509,578)	(544,332)
Foreign exchange gain (loss) on income		(6,571,958)	5,006,916

Note 25 - Share and Debt Security Issue and Placement Expenses

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 16.

Bonds issued in the local market:

Debt issue costs and interest rate differences net of amortization as of the end of the period amounted to ThCh$2,834,870 and ThCh$3,233,977 in 2008.  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period ended September 30, 2009 amounted to ThCh$182,800 and ThCh$294,507 in 2008.

Note 26 - Consolidated Statement of Cash Flows

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

The following table presents an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

	30-Sep-09	Maturity date	30-Sep-08	Maturity date
	ThCh$		ThCh$
Expected cash outflow
Expenses
Dividend payment	(5,588,018)	28-Oct-09	(5,532,137)	23-Dec-08
Addition to property, plant and equipment	(1,588,633)	15-Nov-09	(51,845)	30-Oct-08
Addition to property, plant and equipment	(535,251)	30-Nov-09	(1,709,292)	30-Nov-08
Addition to property, plant and equipment	(87,475)	29-Dec-09	(13,391)	30-Dec-08
Total expenses	(7,799,377)		(7,306,665)

Expected cash inflow
Income
Sale of property, plant and equipment	23,549	31-Oct-09	14,306	31-Oct-08
Total income	23,549		14,306
Total net	(7,775,828)		(7,292,359)

Note 27 - Derivative Contracts

Derivative contracts at September 30, 2009 were as follows:

						Hedged item or Transaction			Assets / Liabilities	Effect on income
Derivative	Contract	Value	Maturity period	Specific Item	Position Purchase / Sale	Concept	Amount	Hedged Item Value	Item	Amount	Unrealized
		ThCh$					ThCh$	ThCh$		ThCh$	ThCh$
FR	CCTE	8,330,343	4th Quarter 2009	US$ Exchange Rate	P	Suppliers foreign currency	8,633,337	0	Other current assets & liabilities	302,994	(302,994)

Note 28 - Contingencies and Restrictions

a.

Litigation and other legal actions:

There are various judicial actions and other out-of-court claims pending against the Company incidental to its business and operations. Management believes, based on the opinion of its legal counsel, that none of these proceedings will have a material adverse effect on the Company’s financial position or result of operations.

Current lawsuits and other legal actions are described below.

1)

Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$1,079,673 (ThCh$1,521,597 in 2008).  In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

2)

Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$1,086,885 (ThCh$1,187,207 in 2008).  In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

3)

Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$7,199 (ThCh$15,082 in 2008).   In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.

Restrictions

The bond issue and placement on the US market for US$ 200 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 3,700,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term bonds payable-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana”, as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s Consolidated Operating Cash Flows.

c.

Direct guarantees

Guarantees at September 30, 2009 are presented on the following table:

						Balances pending at September 30,		Guaranty release September 30,
Guarantee creditor			Type of guaranty	Assets involved
	Debtor	Relation		Type	Accounting Value	2009	2008	2010	2011	2012
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ESTADO RIO DE JANEIRO	RIO DE JANEIRO REFRESCOS LTDA	Subsidiary	Mortgage	Real estate deposit	12,394,778	12,569,507	11,578,402	0	0	0
UNIA FEDERAL	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real estate deposit	0	0	0	0	0	0
PODER JUDICIARIO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Judicial deposit	Judicial deposit	15,490,521	0	0	0	0	0
ADUANA DE AZEIZA	EMBOTELLADORA DEL ATLANTICO S.A.	Subsidiary	Guaranty insurance	Inventories	57,857	0	0	0	0	0
AGA S.A.	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty receipt	0	165,108	164,084	0	0	165,108
MUNICIPALIDAD DE SANTIAGO	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty receipt	0	11,658	11,627	11,658	0	0
ESCUELA MILITAR	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty receipt	0	1,525	1,994	0	1,525	0
MUNICIPALIDAD DE MAIPU	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty receipt	0	0	103,955	0	0	0
SERVIU REGION METROPOLITANA	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty receipt	0	2,713	0	0	0	2,713

Note 29 - Guarantees from Third Parties

Guarantees from Third Parties at September 30, 2009 were as follows:

Guarantor	Relationship	Type of Guarantee	Amount	Currency	Transaction

AGA S.A.	Parent Company	Receipt	600,000	US$	Supplier agreement
Several Clients	Subsidiary	Deposits	3,559,996	US$	Guaranty over containers
CONFAB	Subsidiary	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
RUSEEL W. COFFIN	Subsidiary	Letter of Credit	51,914,301	US$	Purchase of Nitvitgov Refrigerantes S.A.
MAC COKE DIST. BEB.-208262	Subsidiary	Mortgage	260,158	US$	Distributor credit
ZULEMAR COMERCIO DE BEBIDAS -264945	Subsidiary	Mortgage	298,623	US$	Distributor credit
DIST REAL COLA -229628	Subsidiary	Mortgage	180,536	US$	Distributor credit
SOC. COM. CHAMPFER-226909	Subsidiary	Mortgage	815,477	US$	Distributor credit
MOTTA DISTRIBUIDORA DE BEBIDAS-264314	Subsidiary	Mortgage	1,237,276	US$	Distributor credit
FRANCISCANA DIST. 187645	Subsidiary	Mortgage	215,759	US$	Distributor credit
SOBERANA DE CARMO DIST BEB- 1747544	Subsidiary	Mortgage	146,392	US$	Distributor credit
AGUIAR DIST. DE BEBIDAS- 187615	Subsidiary	Mortgage	344,310	US$	Distributor credit
ASXT FLUMINENSE DIST. BEBIDAS - 257392	Subsidiary	Guaranty Insurance	314,943	US$	Distributor credit
TRASPORTE RIGAR S.R.L.	Subsidiary	Guaranty Insurance	130,107	US$	Supplier
SIEMENS S.A.	Subsidiary	Guaranty Insurance	64,039	US$	Supplier
CATERING ARGENTINA S.A.	Subsidiary	Guaranty Insurance	235,000	US$	Supplier
ING.Y REF.SAN MARTIN DE TABACAL SRL.	Subsidiary	Guaranty Insurance	2,975,410	US$	Supplier
COMPAÑÍA AZUCARERA CONCEPCIÓN	Subsidiary	Guaranty Insurance	412,464	US$	Supplier
LA ISLA SUR SRL.	Subsidiary	Guaranty Insurance	188,706	US$	Supplier
ATANOR	Subsidiary	Guaranty Insurance	7,139,526	US$	Supplier
ECOPRENEUR S.A.	Subsidiary	Guaranty Insurance	54,329	US$	Supplier
THERMEDICS DETECTIONS DE ARGENTINA S.A.	Subsidiary	Guaranty Insurance	112,147	US$	Supplier

Note 30 - Local and Foreign Currency

Assets at each period end were composed of local and foreign currencies as follows:

		30-Sep-09	30-Sep-08
Current Assets	Currency	ThCh$	ThCh$
Cash	Non-Indexed Ch$	3,334,505	2,389,134
	US$	196,906	4,322,974
	$AR	804,790	1,220,673
	$R	22,586,064	6,072,319
Time Deposits	Indexed Ch$	39,988,699	40,689,867
	Non-Indexed Ch$	31,104,229	0
	US$	0	11,757,474
	$AR	17,220	0
	$R	33,324	31,910
Marketable Securities (Net)	Non-Indexed Ch$	15,717,482	7,763,135
	US$	7,368,463	31,843,442
	$R	299	157,171
Trade Account Receivables (Net)	Non-Indexed Ch$	15,720,566	14,377,837
	US$	738,519	708,476
	$AR	2,390,898	2,671,159
	$R	16,642,040	13,059,741
Notes Receivable	Non-Indexed Ch$	6,651,029	6,739,677
	$AR	513,396	671,107
	$R	1,873,559	1,815,110
Other Debtors (Net)	Non-Indexed Ch$	5,673,138	3,498,911
	Indexed Ch$	0	85,425
	US$	142,443	3,894,325
	$AR	1,871,820	6,967,004
	$R	3,725,588	0
Notes Receivable Related Companies	Non-Indexed Ch$	999,365	1,142,288
Inventories (net)	Indexed Ch$	7,892,593	7,962,332
	US$	1,736,345	2,340,844
	$AR	10,539,405	7,166,356
	$R	10,271,041	9,996,363
Recoverable Taxes	Indexed Ch$	3,131,318	1,684,311
	US$	262,806	2,259,927
	AR$	281,138	345,850
	$R	190,385	208,690
Prepaid Expenses	Non-Indexed Ch$	2,080,312	1,569,817
	US$	0	60,744
	$AR	239,458	268,390
	$R	1,055,932	1,034,691
Deferred Taxes	Indexed Ch$	0	679,874
	Non-Indexed Ch$	473,295	0
	$AR	421,873	382,091
	$R	1,588,998	4,013,745
Other Current Assets	Indexed Ch$	197,266	0
	Non-Indexed Ch$	3,616,150	3,541,562
	US$	748,381	558,530
	$AR	1,160,706	973,382
	$R	2,943,790	2,414,637
--------
Property, Plant and Equipment
Property, Plant and Equipment	Indexed Ch$	95,045,439	93,138,005
	US$	115,266,395	105,832,896
--------
Other Assets
Investment in related companies	Non-Indexed Ch$	22,176,673	21,257,981
	$R	8,655,017	5,737,664
Investment in other companies	Indexed Ch$	55,730	48,379
	US$	83,571	76,982
Goodwill	Indexed Ch$	874,670	1,031,135
	US$	50,725,389	56,694,503
Long term debtors	Indexed Ch$	5,712,473	9,063
	$AR	3,860	10,838
	$R	93,029	0
Notes Receivable Related Companies	Indexed Ch$	39,654	45,681
Intangibles	Non-Indexed Ch$	361,233	1,128,581

	US$	314,736	312,127
Amortization	US$	-184,908	-167,769
Others	Indexed Ch$	2,591,466	2,005,428
	Non-Indexed Ch$	1,422,868	2,340,617
	US$	0	11,430
	$AR	2,953,035	3,286,089
	$R	20,214,634	16,577,560
Total assets	Indexed Ch$	155,529,308	147,379,500
	Non-Indexed Ch$	109,593,651	68,009,467
	US$	177,136,240	218,246,978
	$AR	21,197,599	23,962,939
	$R	89,873,700	61,119,601

Note 30 - Local and Foreign Currency (continuation)

Current liabilities for the period ended September 30, 2009 and 2008, denominated in local and foreign currencies were as follows:

		Up to 90 days				90 days to 1 year
		30-Sep-09		30-Sep-08		30-Sep-09		30-Sep-08
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Short term bank liabilities	Non-Indexed Ch$	6,155	8.64%	36,970	8.58%	0		0
-	$AR	1,148,244	16.24%	5,105,160	17.67%	0		5,435,298	17.93%
-	$R	0		0		0		0
Long term bank liabilities	US$	0		0		0		0
Bonds payable	$R	0		0		257,402	10.51%	121,846	11.89%
-	Indexed Ch$	3,911,214	6.50%	0		2,267,278	6.50%	1,639,517	6.50%
Dividends payable	US$	0		0		0		0
-	Indexed Ch$	0		0		0		0
Accounts payable	Non-Indexed Ch$	5,791,251		5,729,338		0		0
-	$AR	4,809		5,926		0		0
-	Non-Indexed Ch$	31,000,519		23,881,201		0		0
-	US$	1,292,416		2,288,689		0		0
-	$AR	11,704,505		11,237,791		0		99,001
Other creditors	$R	16,106,837		7,714,883		0		49,500
-	EUROS$	19,904		18,601		0		0
-	$AR	68,653		166,333		89,639		53,587
Notes and accounts payable related companies	$R	4,117,824		4,369,295		0		0
-	US$	98,613		97,796		0		0
-	Indexed Ch$	0		0		0		0
-	Non-Indexed Ch$	7,797,389		4,791,751		0		0
Provisions	US$	0		0		0		0
-	$AR	1,950,813		2,399,622		0		0
Withholdings	$R	3,079,435		1,837,303		0		0
-	Non-Indexed Ch$	2,174,569		696,959		0		0
-	$R	0		0		3,571,220		3,047,855
Income taxes	Non-Indexed Ch$	7,331,681		7,394,863		0		0
-	$AR	5,806,839		5,816,324		0		0
-	$R	0		0		1,072,806		3,703,281
-	EUROS$	0		0		0		0
Unearned income	Indexed Ch$	0		0		0		0
Other current liabilities	Non-Indexed Ch$	133,054		399,532		0		0
-	$AR	2,035,422		1,122,970		0		0
	$R	0		0		1,716,238		1,178,574
	Non-Indexed Ch$	0		29,330		0		0
	Non-Indexed Ch$	632,728		2,439,456		0		0
	US$	0		1,986,734		0		0

Total current liabilities	Non-Indexed Ch$	54,867,346		45,399,400		0		0
	$AR	22,719,285		25,854,126		89,639		5,587,886
	$R	23,304,096		13,921,481		6,617,666		8,101,056
	US$	1,391,029		4,373,219		0		0
	Indexed Ch$	3,911,214		0		2,267,278		1,639,517
	EUROS$	19,904		18,601		0		0

Note 30 - Local and Foreign Currency (continuation)

Long term liabilities at September 30, 2009 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long term bank liabilities	R$	277,461	10.67%	0		0		0
Long term bonds payable	Indexed Ch$	9,069,114	6.50%	9,069,114	6.50%	22,672,784	6.50%	31,741,896	6.50%
Other creditors	AR$	17,266		0		0		0
Notes and accounts payable related companies	US$	2,653,147		0		0		0
Provisions	Indexed Ch$	0		0		0		7,806,121
-	Non-indexed Ch$	1,122,724		0		0		0
-	AR$	1,079,673		0		0		0
-	R$	5,210,078		0		0		0
Deferred taxes	Indexed Ch$	694,026		0		0		0
-	Non-indexed Ch$	89,158		0		0		239,536
-	AR$	0		884,166		0		0
-	R$	15,270,365		0		0		0
Other liabilities	Non-indexed Ch$	0		0		4,227,801		0
-	AR$	321,126		963,380		1,926,759
	R$	4,657,197
Total long term liabilities	R$	25,415,101		0		0		0
	Indexed Ch$	9,763,140		9,069,114		22,672,784		39,548,017
	US$	2,653,147		0		0		0
	AR$	1,418,065		1,847,546		1,926,759		0
	Non-indexed Ch$	1,211,882		0		4,227,801		239,536

Long term liabilities at September 30, 2008 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long term bank liabilities	$R	606,630	10.42%	0		0		0
Long term bonds payable	Indexed Ch$	9,044,740	6.50%	9,044,740	6.50%	22,611,849	6.50%	36,178,960	6.50%
Other creditors	$AR	59,229		0		0		0
Notes and accounts payable related companies	Non-Indexed Ch$	3,140,468		0		0		0
Provisions	Indexed Ch$	0		0		0		6,050,457
-	Non-Indexed Ch$	818,575		0		0		0
-	$AR	1,420,387		0		0		0
-	$R	7,613,627		0		0		0
Deferred taxes	Non-Indexed Ch$	646,368		0		0		472,760
-	$AR	0		658,633		0		0
-	$R	12,480,843		0		0		0
Other liabilities	Non-Indexed Ch$	137,904		0		4,772,475		0
-	$AR	0		297,094		2,673,845		0
-	$R	4,354,095		0		0		0
Total long term liabilities	$R	25,055,195		0		0		0
	Indexed Ch$	9,044,740		9,044,740		22,611,849		42,229,417
	$AR	1,479,616		955,727		2,673,845		0
	Non-Indexed Ch$	4,743,315		0		4,772,475		472,760

Note 31 – Penalties

The Company has not been subject to penalties by the SVS or any other administrative authority.

Note 32 - Subsequent Events

No financial or other matters have occurred between the end of period and the date of preparation of these financial statements that may significantly affect the assets, liabilities, and/or results of the Company.

Note 33 – Companies subject to special regulations

The Company and its subsidiaries are not subject to special regulations.

Note 34 – Environment

Disbursements and commitments for this period related to environmental issues were according to the following table:

Name of the project associated with the disbursement	Concept for which disbursement was realized or will be realized	Accounting record: Cost of Asset/ Expense		Amount Disbursed	Certain or expected date of disbursement
			Description of asset or expense item	ThCh$
Disbursements that are part of assets
Argentina
Effluents Plant	Investments in refurbishment of Effluents Plant (in the process of execution)	Property, plant & equipment	Works in progress	219,046	1st Quarter 2009
Effluents Plant	Investments in refurbishment of Effluents Plant (in the process of execution)	Property, plant & equipment	Works in progress	520,134	2nd Quarter 2009
Effluents Plant	Investments in refurbishment of Effluents Plant (in the process of execution)	Property, plant & equipment	Works in progress	50,944	3rd and 4th Quarter 2009
Effluents Plant	Investments in refurbishment of Effluents Plant (in the process of execution)	Property, plant & equipment	Works in progress	535,159
Total Argentina				1,325,283
Brazil
Improvements in water quality	Improvements in water quality	Cost of Asset	Adequação sistema da peneira ETE	3,676	1-Aug-09
Improvements in water quality	Improvements in water quality	Cost of Asset	Projeto de ampliação de captação de água de chuva	64,328	1-Aug-09
Improvements in water quality	Improvements in water quality	Cost of Asset	Sistema de Gradiamento para ETE	1,042	1-Aug-09
Improvements in water quality	Improvements in water quality	Cost of Asset	Projeto de capacidade de tratamento de água	391,072	14-Sep-09
Improvements in water quality	Improvements in water quality	Cost of Asset	Projeto de capacidade de tratamento de água	85,787	25-Sep-09
Improvements in water quality	Improvements in water quality	Cost of Asset	Projeto de capacidade de tratamento de água	91,902	1-Sep-09
Improvements in water quality	Improvements in water quality	Cost of Asset	Adequação ETE de JPA	30,043	17-Aug-09
Total Brazil				667,850
Chile
Leak detection	Avoid contamination of underground water source	Cost of Asset	Leak detection equipment	1,320	3rd and 4th Quarter 2009
Hand Held EquipmentsVendedores (110)	Avoid printing paper	Cost of Asset	Hand Held equipment	90,422	12-Jun
Hand Held EquipmentsVendedores (110)	Avoid printing paper	Cost of Asset	Hand Held equipment	5,454	4th Quarter 2009
Air conditioning equipments (SA)	Avoid air pollution	Cost of Asset	Air Condition equipments	1,980	31-Mar
Replacement of air compressors	Save energy	Cost of Asset	Latest technology compressors	8,593	14-Jan
Total Chile				107,769
Total Assets				2,100,902
Disbursements charged to expenses

Argentina
Ecological Island	Service of selective residue collection	Expense	Services	63,681	1st Quarter 2009
Ecological Island	Collection of residues	Expense	Services	9,638	1st Quarter 2009
Ecological Island	Crushing boxes	Expense	Services	3,920	1st Quarter 2009
Ecological Island	AE rental	Expense	Rentals	1,760	1st Quarter 2009
Effluents Plant	External analysis of effluents in Cordoba	Expense	Services	716	1st Quarter 2009
Waste Management	Anti-spill containers and kits and signs	Expense	Materials	267	1st Quarter 2009
Legal counseling	Counseling on environment legislation	Expense	Fees	470	1st Quarter 2009
Legal obligations	Rates / Taxes	Expense	Taxes	61	1st Quarter 2009
Legal obligations	External analysis of effluents in Cordoba	Expense	Services	464	1st Quarter 2009
Legal obligations	Emission and noise control AE and trucks Distribution Centers	Expense	Services	657	1st Quarter 2009
Travel expenses	Travel expenses to Distribution Centers	Expense	Travel expenses	127	1st Quarter 2009
Waste Management	Desagotes CD	Expense	Services	1,411	1st Quarter 2009
Ecological Island	Service of selective residue collection	Expense	Services	55,564	2nd Quarter 2009
Ecological Island	Collection of residues	Expense	Services	7,015	2nd Quarter 2009
Ecological Island	Crushing boxes	Expense	Services	2,625	2nd Quarter 2009
Ecological Island	AE rental	Expense	Rentals	1,572	2nd Quarter 2009
Effluents Plant	External analysis of effluents in Cordoba	Expense	Services	3,959	2nd Quarter 2009
Waste Management	Anti-spill containers and kits and signs	Expense	Materials	253	2nd Quarter 2009
Waste Management	Collection of dangerous residues at distribution centers	Expense	Services	143	2nd Quarter 2009
Legal counseling	Counseling on environment legislation	Expense	Fees	420	2nd Quarter 2009
Legal obligations	Rates / Taxes	Expense	Taxes	55	2nd Quarter 2009
Legal obligations	External analysis of effluents in Cordoba	Expense	Services	662	2nd Quarter 2009
Travel expenses	Travel expenses to Distribution Centers	Expense	Travel expenses	100	2nd Quarter 2009
Waste Management	Desagotes CD	Expense	Services	1,260	2nd Quarter 2009
Hydric resource	SGA-Water fountain protection campaign (CSR)	Expense	Services	771	2nd Quarter 2009
Environment management systems	SGA - Maintenance audits ISO 14001	Expense	Services	1,941	2nd Quarter 2009
Ecological Island	Service of selective residue collection	Expense	Services	57,423	3rd Quarter 2009
Ecological Island	Collection of residues	Expense	Services	5,843	3rd Quarter 2009

Name of the project associated with the disbursement	Concept for which disbursement was realized or will be realized	Accounting record: Cost of Asset/ Expense	Description of asset or expense item	Amount Disbursed ThCh$	Certain or expected date of disbursement
Ecological Island	Crushing boxes	Expense	Services	3,145	3rd Quarter 2009
Ecological Island	AE rental	Expense	Rentals	1,769	3rd Quarter 2009
Effluents Plant	External analysis of effluents in Cordoba	Expense	Services	215	3rd Quarter 2009
Waste Management	Anti-spill containers and kits and signs	Expense	Materials	158	3rd Quarter 2009
Waste Management	Collection of dangerous residues at distribution centers	Expense	Services	44	3rd Quarter 2009
Legal counseling	Counseling on environment legislation	Expense	Fees	286	3rd Quarter 2009
Legal obligations	Rates / Taxes	Expense	Taxes	56	3rd Quarter 2009
Legal obligations	External analysis plant	Expense	Services	97	3rd Quarter 2009
Waste Management	Desagotes DC	Expense	Services	1,289	3rd Quarter 2009
Hydric resource	SGA-Water fountain protection campaign (CSR)	Expense	Services	3,729	3rd Quarter 2009
Environment management systems	Environment campaigns	Expense	Services	299	3rd Quarter 2009
Ecological Island	Selective residue collection services	Expense	Services	85,802	4th Quarter 2009
Ecological Island	Collection of residues	Expense	Services	20,051	4th Quarter 2009
Waste management	Absorbent material	Expense	Materials	344	4th Quarter 2009
Waste management	Containers	Expense	Materials	859	4th Quarter 2009
Waste management	Anti-spill containers and kits and signs	Expense	Materials	100	4th Quarter 2009
Effluents Plant	External analysis of effluents in Cordoba	Expense	Services	2,210	4th Quarter 2009
Effluents Plant	Maintenance of fish habitat	Expense	Services	344	4th Quarter 2009
Effluents Plant	Mud extraction effluents plant	Expense	Services	24,059	4th Quarter 2009
Legal counseling	Counseling on environment legislation	Expense	Fees	1,117	4th Quarter 2009
Waste Management	Collection of dangerous residues at distribution centers	Expense	Services	573	4th Quarter 2009
Legal obligations	External analysis of effluents in Cordoba	Expense	Services	(424)	4th Quarter 2009
Legal obligations	Rates / Taxes	Expense	Taxes	(56)	4th Quarter 2009
Legal obligations	Emission and noise control AE and trucks Distribution Centers	Expense	Services	(27)	4th Quarter 2009
Travel expenses	Travel expenses to Distribution Centers	Expense	Travel expenses	940	4th Quarter 2009
Environment management systems	SGA - Maintenance audits ISO 14001	Expense	Services	4,010	4th Quarter 2009
Hydric resource	SGA-Water fountain protection campaign (CSR)	Expense	Services	1,289	4th Quarter 2009
Waste Management	Desagotes DC/ Unforeseen events	Expense	Services	3,211	4th Quarter 2009
Total Argentina				378,266

Brazil
Interaction - Operation of Materials Treatment Area	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Interaction - Operation of Materials Treatment Area	796,912	NA
Lixo disposal	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Lixo disposal	119,329	NA
Mud disposal	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Mud disposal	10,308	NA
ETE maintenance/operation costs	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	ETE operation/maintenance costs	115,030	NA
IBAMA quarterly rate	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	IBAMA quarterly rate	1,479	NA
Tratamento biológico esgoto sanitário Prédio Administrativo e Industrial	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Tratamento biológico esgoto sanitário Prédio Administrativo e Industrial	5,102	NA
Environment week	Others	Expense	Environment week	1,044	NA
Environment activities (cleaning day, Christmas Eco)	Others	Expense	Environment activities (cleaning day, Christmas Eco)	76	NA
Disposal of Class I residues	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Disposal of Class I residues	478	NA
Collection/disposal of ambulatory residues	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Collection/disposal of ambulatory residues	1,180	NA
Purchase containers	Improvements and/or investments in production processes	Expense	Purchase containers	3,221	NA
Acquisition of anaerobic mud for ETE	Improvements and/or investments in production processes	Expense	Acquisition of anaerobic mud for ETE	8,863	NA
Environment Consultancy - Customize ETE according to FEEMA and IEMA patterns	Improvements and/or investments in production processes	Expense	Environment Consultancy - Customize ETE according to FEEMA and IEMA patterns	17,093	NA
Disposal of non-useful products	Improvements and/or investments in production processes	Expense	Disposal of non-useful products	3,012	NA
Total Brazil				1,083,128

Chile
AGA gasification project	Save energy	Expense	Improvement of productive process capacity	83,425	07-May
Improvements in recovering condensation	Save energy	Expense	Improve energy efficiency	14,402	02-Jul
Improvements in recovering condensation	Save energy	Expense	Improve energy efficiency	7,700	4th Quarter 2009
Blowing equipments	Save energy	Expense	Improve energy efficiency	17,482	04-May
Blowing equipments	Save energy	Expense	Improve energy efficiency	1,046	3rd and 4th Quarter 2009
Increase generating capacity-2nd stage	Save energy	Expense	Improve energy efficiency	11,491	30-Sep
Increase generating capacity-2nd stage	Save energy	Expense	Improve energy efficiency	4,077	4th Quarter 2009
Equipments for the increase of cold capacity	Save energy	Expense	Reduces energy consumption in the cooling process	21,726	29-Jul
Equipments for the increase of cold capacity	Save energy	Expense	Reduces energy consumption in the cooling process	4	4th Quarter 2009

Name of the project associated with the disbursement	Concept for which disbursement was realized or will be realized	Accounting record: Cost of Asset/ Expense	Description of asset or expense item	Amount Disbursed ThCh$	Certain or expected date of disbursement
Increase capacity of cooling equipments	Save energy	Expense	Reduces energy consumption in the cooling process	40,171	29-Jul
Increase capacity of cooling equipments	Save energy	Expense	Reduces energy consumption in the cooling process	99	4th Quarter 2009
Total Chile				201,623
Total Expenses				1,663,017

Note 35 – Time Deposits

The Company and its subsidiaries have invested in time deposits that are valued at the restated cost plus accrued interests as of the closing date of these financial statements, according to the following table:

Financial Institution	Currency	Rate	30-Sep-09	30-Sep-08
			ThCh$	ThCh$
BANCO SANTANDER	UF	2.42%	0	14,433,300
ROYAL BANK OF CANADA	US$	2.73%	0	11,757,474
BANCO BBVA	UF	1.60%	8,154,348	7,938,756
BANCO DEL ESTADO	UF	0.50%	5,786,718	5,458,542
BANCO CHILE	UF	3.20%	3,010,075	5,423,466
BANCO CHILE	UF	0.70%	0	3,200,421
BANCO CHILE	UF	3.40%	0	2,222,320
BANCO CHILE	UF	1.20%	0	2,013,062
BANCO VOTORANTIM	R$	13.87%	0	31,910
BANCO SANTANDER	R$	13.61%	33,324	0
BANCO SANTANDER	UF	2.40%	4,549,317	0
BANCO BBVA	UF	1.50%	2,734,608	0
BANCO BBVA FRANCÉS	AR$	11.00%	17,220	0
BANCO BCI	Ch$	0.48%	6,599,123	0
BANCO BCI	UF	1.00%	4,684,729	0
BANCO HSBC	Ch$	0.50%	11,336,563	0
BANCO ITAÚ	UF	1.20%	7,740,393	0
BANCO ITAÚ	UF	2.70%	3,328,511	0
BANCO ITAÚ	Ch$	2.16%	4,359,611	0
BANCO DEUTSCHE BANK	Ch$	0.48%	8,808,932	0
TOTAL			71,143,472	52,479,251

Note 36 – Implementation of International Accounting Standards

It is of public knowledge that the country is committed to the development of a convergence plan to fully adopt International Financial Reporting Standards (IFRS), based on a progressive calendar as from year 2009.   In accordance with the regulations established by the Chilean Institute of Accountants on this matter and what has been specifically established by circulars N°427 and N°485 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission), the Company has chosen to present its financial statements for the year ended December 31, 2009 under the current norm, including only as pro-forma information within the 2009 the financial statements, the information adjusted in accordance to international accounting standards.

Consequently, 2010 will be the first year in which the Company will perform a complete application of IFRS. The Company is developing a plan to integrally face the impacts of this change.

I.

Analysis of Results for the Third Quarter of 2009 and the Period ended September 30, 2009

Embotelladora Andina announces Consolidated Results for the Third Quarter and Nine Months ended September 30, 2009

All figures are expressed under Chilean GAAP and in constant Chilean pesos as of September 30, 2009; therefore all variations are in real terms over a 12 month period inflation rate of -1.0%.  For a better understanding of the analysis by country we include a chart based on nominal local currency (Chilean pesos, Brazilian reais and Argentine pesos, respectively.)

•

Consolidated Sales Volume for the Third Quarter amounted to 103.6 million unit cases, an increase of 0.5% during the quarter.

•

Operating Income reached Ch$26,335 million during the Third Quarter of 2009, a 3.0% decrease.  Operating Margin was 14.6%.

•

Third Quarter EBITDA totaled Ch$34,584 million, a 3.8% decrease in real terms. EBITDA Margin was 19.1%.

•

Net Income for the Third Quarter of 2009 reached Ch$19,582 million, an increase of 16.1%.

•

Consolidated Sales Volume for the period ended September 30, 2009 totaled 323.3 million unit cases, an increase of 1.9%.

•

Consolidated Operating Income reached Ch$81,129 million during the nine-month period ended September 30, 2009, a 6.9% decrease. Operating Margin was 15.2%.

•

Consolidated EBITDA for the nine-month period ended September 30, 2009 amounted to Ch$105,629 million, a 6.6% decrease.  EBITDA Margin was 19.8%.

•

Net Income for the nine-month period ended September 30, 2009 reached Ch$54,209 million, a decrease of 1.3%.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“I am pleased to prove that the foundations of our business remain strong and that once again we can report solid operating results. During this 9 month period our consolidated volumes grew nearly 2%, increasing our market share in terms of volume and of value in the three countries where we operate, with increased prices even above local inflations. Once again our financial results were affected mainly by the devaluation of local currencies in the three countries where we operate, having accounting impacts (due to the translation of figures from our operations in Brazil and Argentina), as well as economic impacts (due to our dollar denominated costs).More than ever, we believe that this year we have implemented the correct strategies to maintain our growth; and we work on a daily basis to assure long term sustainable results.”

CONSOLIDATED SUMMARY

During the Third Quarter and Nine Month Period ended September 30, 2009, currencies on average, devaluated in the three countries where we operate affecting our US dollar denominated costs.  The Brazilian real and Argentine peso devalued with respect to the end of period closing exchange rate of the Chilean peso, resulting in a negative accounting effect over income and a positive effect over costs and expenses upon translation of figures, during the Third Quarter and Nine Month Period ended September 30, 2009; in the end having a negative effect over results.

Third Quarter 2009 vs. Third Quarter 2008

Consolidated Sales Volume for the Quarter reached 103.6 million unit cases, remaining stable compared to the same period of 2008, and mainly driven by our Brazilian operation and impacted by lower volumes in our Argentine operation.  Soft drinks remained stable while juices, waters and beer (“other categories”) increased 8.9%.

Net Sales amounted to Ch$180,659 million, a 1.0% decrease, due to the negative effect upon translation of figures from Brazil and Argentina, which more than offset the increased volumes recorded during the period and the adjustment of prices to local inflations.

Cost of Sales per unit case decreased 1.1%, mainly due to the effect upon translation of figures from Brazil and Argentina, lower PET resin prices in the three countries, and lower sugar costs in the case of Argentina.  These factors offset the following effects:  (i) significant cost increases of sugar for Chile and Brazil; (ii) devaluation of the three currencies during the quarter having impact over dollar denominated costs; (iii) increased concentrate costs due to higher prices, and (iv) increased labor costs in Argentina.

SG&A expenses decreased 1.2%, due to the effect upon translation of figures of our Brazilian and Argentine operations which more than offset the increased freight fees, labor costs in Argentina, and advertising investments resulting from product launches during the quarter.

Stable volumes, an increase in local prices, impacts over expenses and costs and the effect upon translation of figures already explained, resulted in a Consolidated Operating Income of Ch$26,335 million, a 3.0% decrease. Operating Margin was 14.6%.

Finally, Consolidated EBITDA amounted to Ch$34,584 million, a 3.8% decrease. EBITDA Margin was 19.1%.

Nine Months ended September 30, 2009 vs. Nine Months ended September 30, 2008

Consolidated Sales Volume amounted to 323.3 million unit cases, an increase of 1.9%.  Soft Drinks grew 1.7%, while the other categories of, Juices, Waters and Beer together increased by 4.6%. Particularly, the Juices segment recorded a significant 11.4% increase. Net Sales amounted to Ch$532,207 million, a 3.4% decrease.  Cost of Sales per unit case and SG&A expenses per unit case decreased 2.4% and 7.7%, respectively for the same reasons already explained for the quarter. Consolidated Operating Income amounted to Ch$81,129 million, a 6.9% decrease. Operating Margin was 15.2%. Consolidated EBITDA amounted to Ch$105,629 million, a decrease of 6.6%. EBITDA Margin was 19.8%.

SUMMARY BY COUNTRY

CHILE

Third Quarter 2009 vs. Third Quarter 2008

During the quarter, Sales Volume amounted to 34.8 million unit cases, a 1.1% growth. During the quarter we launched Fanta Uva and Aquarius, naturally flavored water with 10% fruit juice (pear and apple).  Additionally our market share was 69.9%.

Net Sales amounted to Ch$61,957 million, reflecting a growth of 5.2%, explained by increased volumes and by a 4.0% increase of average income during the quarter.

Cost of Sales per unit case increased 9.8%, mainly explained by a significant increase of sugar prices and the average devaluation of the Chilean peso (+5.7%); partially offset by lower PET resin prices.

SG&A expenses increased 8.1% mainly explained by increased in advertising investments which support the new launches; and by higher freight expenses.

The previously explained effects of Sales, Costs and Expenses result in an Operating Income of Ch$9,559 million, a 15.7% decrease.  Operating Margin was 15.4%.

EBITDA amounted to Ch$13,084 million, a 12.8% decrease. EBITDA Margin was 21.1%.

Nine Months ended September 30, 2009 vs. Nine Months ended September 30, 2008

During the Nine Months ended September 30, 2009, Sales Volume amounted to 107.5 million unit cases a 1.2% growth. This growth was a result of increased soft drink volumes (+0.8%) as well as an increase in the Juices and Waters segment

(+3.3%). Net Sales amounted to Ch$189,804 million, a 2.5% improvement, resulting from higher volumes and prices. Cost of Sales per unit case and SG&A expenses increased 4.3% and 4.5% respectively given by the same reasons already explained for the quarter.  Operating Income decreased 8.4% amounting to Ch$34,597 million.  Operating Margin was 18.2%. EBITDA amounted to Ch$45,427 million, a decrease of 7.2%.  EBITDA Margin was 23.9%.

BRAZIL

The Brazilian real devalued with respect to the end of period exchange rate of the Chilean peso as of September 2009, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures during consolidation; in the end having a negative effect over results.  Additionally, during 2009 the Brazilian real has devalued with respect to the U.S. dollar which has affected our U.S. dollar denominated costs.  For a better understanding of the operation in Brazil we include a chart based on nominal local currency (Brazilian reais).

Third Quarter 2009 vs. Third Quarter 2008

Sales Volume for the quarter amounted to 41.8 million unit cases, representing a 3.3% increase. The soft drinks segment increased 3.0% and the Other Categories (juices, waters and beer) increased 9.1%.  During this quarter we began distributing Sucos del Valle and the Crystal mineral water brand (both acquired by The Coca-Cola System), there were also image changes and launches of two new flavors for the Aquarius Fresh brand.  Additionally our market share was 58.2%.

Net Sales reached Ch$80,867 million, representing a decrease of 0.4%.  This decrease is explained by effect upon translation of figures which offset the higher volumes and price adjustments above local inflation.

Cost of Sales per unit case decreased 3.8% mainly explained by the effect upon translation of figures and the decrease of PET resin prices, which were partially offset by: (i) a significant increase of sugar prices, (ii) increased concentrate prices (given price adjustments), and (iii) the 11.9% average devaluation of the Brazilian real during the quarter having an impact over U.S. dollar-denominated raw materials.  All of which was by lower PET resin prices.

SG&A expenses decreased 3.4% due to effect upon translation of figures, partially offset by increased freight fees and advertising investments to support the new launches.

Increased volumes and prices along with the impact upon costs and expenses resulted in an Operating Income of Ch$13,222 million (+5.7%). Operating Margin was 16.4%.

EBITDA amounted to Ch$16,017 million, an increase of 1.4%.   EBITDA Margin was 19.8%.

Nine Months ended September 30, 2009 vs. Nine Months ended September 30, 2008

Sales Volume amounted to 129.7 million unit cases, a 4.4% increase driven by the soft drinks segment (+4.6%). Net Sales reached Ch$220,827 million (-9.8%).  Cost of Sales per unit case decreased 6.9%, for the same reasons set forth during the quarter. Operating Income decreased 10.5%, amounting to Ch$34,508 million. Operating Margin was 15.6%. EBITDA amounted to Ch$42,532 million, a decrease of 10.9%.  EBITDA Margin was 19.3%.

ARGENTINA

The Argentine peso devalued with respect to the end of period exchange rate of the Chilean peso as of September 2009, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures during consolidation; in the end having a negative effect over results. Additionally, during 2009 the Argentine peso has devalued with respect to the U.S. dollar which has affected our U.S. dollar denominated costs. For a better understanding of the operation in Argentina we include a chart based on nominal local currency (Argentine pesos.)

Third Quarter 2009 vs. Third Quarter 2008

Sales Volume for the quarter decreased 4.5% reaching 27.0 million unit cases. Soft drinks volumes decreased (-5.3%) and the Juices and Waters categories increased (+43%).  However our market share increased to 53.6% during the quarter the highest level during the last five years. Lower volumes are mainly explained by the comparison with the third quarter of 2008, when we recorded growth levels of 11.7% supported by the increased salaries and private consumption that during this quarter have been moderate.  Additionally uncommonly low temperatures were recorded during this quarter, a difference of 10°C with respect to the previous year.

Net Sales reached Ch$37,980 million, a decrease of 12.8% explained by the effect upon translation of figures which offset price adjustments above inflation affecting our costs.

Cost of Sales per unit case decreased 8.7%, mainly explained by the effect upon translation of figures and lower sugar and PET resin prices which were partially offset by: (i) increased concentrate costs (due to higher prices), (ii) increased labor costs, (iii) the effect of U.S. dollar denominated raw materials due to the devaluation of the Argentine peso during the period (+25.7).

SG&A expenses decreased 7.3% mainly due to the effect upon translation of figures and offset by increased salaries, freight costs and advertising investments carried out during the period as a result of new products launchings and a stronger advertising effort focused on the Juices and Isotonic segment.

Increased prices along with the effects upon costs and expenses resulted in a 12.5% improvement of Operating Income which amounted to Ch$4,391 million. Operating Margin was 11.6% (+260 basis points).

EBITDA reached Ch$6,320 million, an increase of 10.1%. EBITDA Margin was 16.6% (+340 basis points).

Nine Months ended September 30, 2009 vs. Nine Months ended September 30, 2008

Sales Volume for the Nine Months ended September 30, 2009 reached 86.1 million unit cases, a decrease of 0.6%. Net Sales reached Ch$122,919 million (-0.2%). Cost of Sales per unit case decreased 5.5% and SG&A expenses increased 6.2%, for the same reasons set forth during the quarter.  Operating Income amounted to Ch$14,496 million, a 16.1% increase. Operating Margin was 11.8% (+170 basis points). EBITDA reached Ch$20,144 million, an increase of 11.6%.  EBITDA Margin was 16.4% (+170 basis points).

NON-OPERATING RESULTS

Nine Months ended September 30, 2009 vs. Nine Months ended September 30, 2008

Non-Operating Results totaled a loss of (Ch$5,858) million, which compares positively to a higher accumulated loss of (Ch$16,536) million recorded during 2008. This decreased loss in the non-operating result line is best explained by:

•

Financial Expense/Income (Net):  Strongly impacted by a positive variation resulting from losses in financial hedging agreements that took place during 2008.

•

Other Non Operating Income/Expenses:  Resulted in a lower loss compared to the previous period, basically explained by reversals against earnings from the conversion adjustment reserve realized during 2008, as a result of dividends received from foreign subsidiaries.

Finally, Net Income amounted to Ch$54,209 million, representing a 1.3% decrease and Net Margin was 10.2% an increase of 20 points.

ANALYSIS OF THE BALANCE SHEET

As of September 30, 2009, the Company’s Net Cash Position amounted to US$77.4 million. Accumulated excess cash is invested in short term time deposits with top of the line banks and money markets.

The Company holds 32.4% of its financial assets in UFs, 44.5% in Chilean pesos, 18.4% in Brazilian reais, 3.9% in U.S. dollars, and 0.8% in Argentine pesos. Total financial assets amounted to US$223.5 million.

Financial debt level as of September 30, 2009 amounted to US$146.1 million, 97.9% of which is UF-denominated, 1.4% in Argentine pesos, and 0.7% is in Brazilian reais.

_______________________

*Unidad de Fomento. Chilean peso-denominated monetary unit daily indexed to the Chilean inflation rate of the previous month.

II.

 Main Indicators

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Main Indicators
INDICATORS	Unit	Sep-09	Dec-2008	Sep-08	Variance
LIQUIDITY
Current Ratio	Times	1.97	1.94	2.00	-0.03
Acid Tests	Times	1.71	1.71	1.73	-0.03
Working Capital	MCh$	29,295	16,563	14,664	14,631
ACTIVITY
Investments	MCh$	36,154	64,735	45,961	-9,807
Inventory turnover	Times	10.01	14.91	10.85	-0.84
Days of inventory on hand	Days	35.95	24.15	33.17	2.78
INDEBTEDNESS
Debt to equity ratio	%	73.93%	73.06%	78.42%	-4.49%
Short-term liabilities to total liabilities	%	48.98%	51.83%	46.01%	2.97%
Long-term liabilities to total liabilities	%	51.02%	48.17%	53.99%	-2.97%
Interest charges coverage ratio	Times	31.84	37.01	32.59	-0.76
PROFITABILITY
Return over equity	%	16.56%	29.07%	18.67%	-2.11%
Return over total assets	%	9.55%	16.01%	10.10%	-0.56%
Return over operating assets	%	18.42%	32.53%	20.54%	-2.12%
Operating income	MCh$	81,129	134,765	87,124	-5,996
Operating margin	%	15.24%	16.09%	15.81%	-0.57%
EBITDA[1]	MCh$	107,162	164,027	103,730	3,432
EBITDA margin	%	20.14%	19.58%	18.82%	1.31%
Dividends payout ratio - Series A shares	%	5.66%	7.67%	7.33%	-1.67%
Dividends payout ratio - Series B shares	%	5.31%	6.96%	7.00%	-1.68%

1Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

Liquidity indicators reflect the Company’s solid financial position and profitability.

Liquidity indicators remain stable with the composition of the short term balance as of September 30, 2009 very similar to the previous period.

Indicators of indebtedness reflect a decrease mainly due to the increase in Shareholders’ equity resulting from the effect of exchange rate difference over the foreign subsidiaries of the company and from the amortizations realized of the local bond.  During the period net financial expenses amounted to Ch$2,441 million and earnings before interests and taxes amounted to Ch$77,711 million, achieving an interest coverage of 31.84 times.

At the closing of the period ended September 30, 2009, operating profitability indicators were affected by the reasons explained in paragraph I.

III.

Analysis of Book Values and Present Value of Assets

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.

Analysis of the Main Components of Cash Flow

	Sep-2009	Sep-2008	Variation MCh$	Variation %
	MCh$	MCh$
Operating	85,627	92,324	(6,697)	-7%
Financing	(58,042)	(67,016)	(8,974)	13%
Investment	(36,716)	(63,208)	26,492	42%
Net cash flow for the Period	(9,131)	(37,900)	28,769	76%

The Company generated negative net cash flow of MCh$9,131 during the quarter, analyzed as follows:

Operating activities generated a positive cash flow of MCh$88,149 representing a negative variation of MCh$4,175 mainly explained by higher financial income resulting from the liquidation of cross currency swap agreements during 2008 which did not occur during 2009, partially offset by lower collections from clients and lower payments to suppliers and employees.

Financing activities generated a negative cash flow of MCh$58,042; with a positive variation of MCh$8,974 regarding the previous year, mainly due to lower additional dividend payments during 2009 regarding the previous year.

Investment activities generated a negative cash flow of MCh$36,716 with a positive variation of MCh$26,492 regarding the previous year, mainly due to lower additions to property, plant and equipment during 2009 with respect to the previous year and lower investments in long term financial instruments.

V.

 Analysis Of Market Risk

Interest Rate Risk

As of September 30, 2009 and 2008, the Company held 100% of its debt obligations at fixed-rates.  Consequently, the risk fluctuation of market interest rates regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates.  For the period the breakdown for each is the following:

Chilean peso:

36%

Brazilian real:

41%

Argentine peso:

23%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 35% and 40% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable.  Likewise commodity coverage instruments have also been utilized.

********

Embotelladora Andina is among the ten largest Coca-Cola bottlers in the world, servicing franchised territories with 37 million people, delivering over 7 million liters of soft drinks, juices, and bottled waters on a daily basis. It is a stock corporation controlled in equal parts by the Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families.

In Chile, Andina has the franchise to produce and commercialize Coca-Cola products through Embotelladora Andina Chile; in Brazil through de Rio de Janeiro Refrescos; and in Argentina through Embotelladora del Atlántico. The company’s value creation proposal is to be the market leader for non-alcoholic beverages, developing an excellent relationship with the consumers of its products as well as with its employees, clients, suppliers and with Coca-Cola, its strategic partner. For more information about the Company please visit: www.embotelladoraandina.com.

This release may contain forward-looking statements reflecting Embotelladora Andina’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

Material Events

During the period between January 1, 2009 and September 30, 2009, the following material events were filed:

1.

Appointment of new General Manager of Chilean Soft Drinks Operation

The Board of Directors of Embotelladora Andina S.A. has appointed Mr. Abel Bouchon Silva as new General Manager of the Chilean Soft Drink Operation.  Mr. Bouchon will begin office on March 1, 2009.

2.

New Subsidiary Incorporated

The Board of Directors of Embotelladora Andina S.A. has agreed to incorporate a new subsidiary corporation to be engaged in the industrial and commercial areas. Its corporate capital will be Ch$10,000.000, and 99% of its capital stock will be owned by Embotelladora Andina S.A.

3.

Regular Shareholders’ Meeting

During the Regular Shareholders’ Meeting held April 14, 2009, the following was resolved:

I.

Renewal of Board of Directors as follows:

Director

Alternate Director

Juan Claro González (Chairman)

Ernesto Bertelsen Repetto

Gonzalo Said Handal (Vice Chairman)

Jose Maria Eyzaguirre Baeza

José Antonio Garcés Silva (junior)

Patricio Parodi Gil

Arturo Majlis Albala

Cristian Alliende Arriagada

Salvador Said Somavia

José Domingo Eluchans Urenda

Bryan J. Smith

Jorge Hurtado Garretón

Heriberto Urzúa Sánchez

Gonzalo Parot Palma

II.

Distribution of Final Dividend Nº 165 on account of the fiscal year ending December 31, 2008:

a)  Ch$14.13 (Fourteen pesos and 13/100) per Series A Shares and;

b)  Ch$15.543 (Fifteen pesos and 543/100) per Series B Shares

Payment began on April 30, 2009

III.

        Distribution of Additional Dividend Nº 166 on account of the Retained Earnings Fund.

a)  Ch$43.00 (forty three pesos) per each Series A share and;

b)  Ch$47.30 (forty seven pesos and 30/100) per each Series B share.

Payment began May 28, 2009.

4.

Interim Dividend

Distribution of Interim Dividend Nº 167 on account of the fiscal year ending December 31, 2009:

a)

Ch$7.00 (seven pesos) per each Series A share and;

b)

Ch$7.70 (seven pesos and 70/100) per each Series B share.

Payment began July 30, 2009.

5.

Interim Dividend

Distribution of Interim Dividend Nº 168 on account of the fiscal year ending December 31, 2009:

c)

Ch$7.00 (seven pesos) per each Series A share and;

d)

Ch$7.70 (seven pesos and 70/100) per each Series B share.

Payment began October 28, 2009.

Embotelladora Andina S.A.
Third Quarter Results for the period ended September 30, Chilean GAAP
(In million constant 09/30/09 Chilean Pesos, except per share)

	Third Quarter 2009				Third Quarter 2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	34.8	41.8	27.0	103.6	34.4	40.5	28.3	103.2	0.5%
Soft Drinks	29.1	39.2	26.3	94.6	29.0	38.1	27.8	94.9	-0.3%
Mineral Water	1.4	0.5	0.4	2.4	1.4	0.5	0.2	2.1	13.3%
Juices	4.2	1.3	0.3	5.8	4.0	1.0	0.3	5.3	10.7%
Beer	NA	0.8	NA	0.8	NA	0.9	NA	0.9	-10.9%

NET SALES	61,957	80,867	37,980	180,659	58,895	81,201	43,542	182,471	-1.0%
COST OF SALES	(36,914)	(45,277)	(21,178)	(103,226)	(33,234)	(45,538)	(26,249)	(103,854)	-0.6%
GROSS PROFIT	25,043	35,589	16,801	77,434	25,661	35,663	17,293	78,617	-1.5%
Gross Margin	40.4%	44.0%	44.2%	42.9%	43.6%	43.9%	39.7%	43.1%
SELLING AND ADMINISTRATIVE EXPENSES	(15,484)	(22,367)	(12,410)	(50,261)	(14,323)	(23,151)	(13,390)	(50,863)	-1.2%
CORPORATE EXPENSES (4)	0	0	0	(838)	0	0	0	(600)	39.7%
OPERATING INCOME	9,559	13,222	4,391	26,335	11,339	12,512	3,903	27,153	-3.0%
Operating Margin	15.4%	16.4%	11.6%	14.6%	19.3%	15.4%	9.0%	14.9%
EBITDA (1)	13,084	16,017	6,320	34,584	15,011	15,800	5,743	35,953	-3.8%
Ebitda Margin	21.1%	19.8%	16.6%	19.1%	25.5%	19.5%	13.2%	19.7%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(1,333)				(3,554)	-62.5%
RESULTS FROM AFFILIATED				916				264	247.3%
AMORTIZATION OF GOODWILL				(1,650)				(1,637)	0.8%
OTHER INCOME/(EXPENSE)				(461)				(1,215)	-62.1%
PRICE LEVEL RESTATEMENT (3)				4,213				(648)	750.3%
NON-OPERATING RESULTS				1,685				(6,790)	124.8%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				28,020				20,363	37.6%

INCOME TAXES				(8,438)				(3,502)	140.9%
MINORITY INTEREST				(0)				(0)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				19,582				16,861	16.1%
Net Margin				10.8%				9.2%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				25.8				22.2
EARNINGS PER ADS				154.5				133.1	16.1%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Third Quarter Results for the period ended September 30, Chilean GAAP
(In million nominal US$, except per share)

	Exch. Rate :	$ 550.36				Exch. Rate :	$ 551.31

	Third Quarter 2009				Third Quarter 2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	34.8	41.8	27.0	103.6	34.4	40.5	28.3	103.2	0.5%
Soft Drinks	29.1	39.2	26.3	94.6	29.0	38.1	27.8	94.9	-0.3%
Mineral Water	1.4	0.5	0.4	2.4	1.4	0.5	0.2	2.1	13.3%
Juices	4.2	1.3	0.3	5.8	4.0	1.0	0.3	5.3	10.7%
Beer	NA	0.8	NA	0.8	NA	0.9	NA	0.9	-10.9%

NET SALES	112.6	146.9	69.0	328.3	107.9	148.8	79.8	334.3	-1.8%
COST OF SALES	(67.1)	(82.3)	(38.5)	(187.6)	(60.9)	(83.4)	(48.1)	(190.3)	-1.4%
GROSS PROFIT	45.5	64.7	30.5	140.7	47.0	65.3	31.7	144.0	-2.3%
Gross Margin	40.4%	44.0%	44.2%	42.9%	43.6%	43.9%	39.7%	43.1%
SELLING AND ADMINISTRATIVE EXPENSES	(28.1)	(40.6)	(22.5)	(91.3)	(26.2)	(42.4)	(24.5)	(93.2)	-2.0%
CORPORATE EXPENSES (4)	0.0	0.0	0.0	(1.5)	0.0	0.0	0.0	(1.1)	38.5%
OPERATING INCOME	17.4	24.0	8.0	47.9	20.8	22.9	7.2	49.7	-3.8%
Operating Margin	15.4%	16.4%	11.6%	14.6%	19.3%	15.4%	9.0%	14.9%
EBITDA (1)	23.8	29.1	11.5	62.8	27.5	28.9	10.5	65.9	-4.6%
Ebitda Margin	21.1%	19.8%	16.6%	19.1%	25.5%	19.5%	13.2%	19.7%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(2.4)				(6.5)	-62.8%
RESULTS FROM AFFILIATED				1.7				0.5	244.4%
AMORTIZATION OF GOODWILL				(3.0)				(3.0)	0.0%
OTHER INCOME/(EXPENSE)				(0.8)				(2.2)	-62.4%
PRICE LEVEL RESTATEMENT (3)				7.7				(1.2)	744.9%
NON-OPERATING RESULTS				3.1				(12.4)	124.6%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				50.9				37.3	36.5%

INCOME TAXES				(15.3)				(6.4)	138.9%
MINORITY INTEREST				(0.0)				(0.0)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				35.6				30.9	15.2%
Net Margin				10.8%				9.2%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.05				0.04
EARNINGS PER ADS				0.28				0.24	15.2%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Nine Months Results for the period ended September 30, Chilean GAAP
(In million constant 09/30/09 Chilean Pesos, except per share)

	January-September 2009				January-September 2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	107.5	129.7	86.1	323.3	106.2	124.3	86.6	317.1	1.9%
Soft Drinks	90.3	121.7	84.2	296.3	89.6	116.4	85.3	291.3	1.7%
Mineral Water	5.4	1.7	0.9	7.9	5.3	2.0	0.8	8.2	-3.3%
Juices	11.8	3.4	1.0	16.3	11.3	2.8	0.5	14.6	11.4%
Beer	NA	2.9	NA	2.9	NA	3.1	NA	3.1	-6.0%

NET SALES	189,804	220,827	122,919	532,207	185,210	244,951	123,182	551,042	-3.4%
COST OF SALES	(110,212)	(124,210)	(69,510)	(302,590)	(104,413)	(127,863)	(74,040)	(304,016)	-0.5%
GROSS PROFIT	79,592	96,616	53,408	229,617	80,796	117,088	49,143	247,026	-7.0%
Gross Margin	41.9%	43.8%	43.5%	43.1%	43.6%	47.8%	39.9%	44.8%
SELLING AND ADMINISTRATIVE EXPENSES	(44,995)	(62,108)	(38,912)	(146,015)	(43,043)	(78,551)	(36,655)	(158,249)	-7.7%
CORPORATE EXPENSES (4)	0	0	0	(2,474)	0	0	0	(1,653)	49.6%
OPERATING INCOME	34,597	34,508	14,496	81,129	37,753	38,537	12,488	87,124	-6.9%
Operating Margin	18.2%	15.6%	11.8%	15.2%	20.4%	15.7%	10.1%	15.8%
EBITDA (1)	45,427	42,532	20,144	105,629	48,973	47,754	18,049	113,122	-6.6%
Ebitda Margin	23.9%	19.3%	16.4%	19.8%	26.4%	19.5%	14.7%	20.5%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(1,322)				(10,340)	-87.2%
RESULTS FROM AFFILIATED				1,313				595	120.8%
AMORTIZATION OF GOODWILL				(4,950)				(4,910)	0.8%
OTHER INCOME/(EXPENSE)				(1,438)				(2,935)	-51.0%
PRICE LEVEL RESTATEMENT (3)				539				1,054	-48.8%
NON-OPERATING RESULTS				(5,858)				(16,536)	-64.6%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				75,270				70,589	6.6%

INCOME TAXES				(21,060)				(15,654)	34.5%
MINORITY INTEREST				(1)				(1)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				54,209				54,933	-1.3%
Net Margin				10.2%				10.0%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				71.3				72.3
EARNINGS PER ADS				427.8				433.5	-1.3%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Nine Months Results for the period ended September 30, Chilean GAAP
(In million constant 09/30/09 Chilean Pesos, except per share)

	Exch. Rate :	$ 550.36				Exch. Rate :	$ 551.31

	January-September 2009				January-September 2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	107.5	129.7	86.1	323.3	106.2	124.3	86.6	317.1	1.9%
Soft Drinks	90.3	121.7	84.2	296.3	89.6	116.4	85.3	291.3	1.7%
Mineral Water	5.4	1.7	0.9	7.9	5.3	2.0	0.8	8.2	-3.3%
Juices	11.8	3.4	1.0	16.3	11.3	2.8	0.5	14.6	11.4%
Beer	NA	2.9	NA	2.9	NA	3.1	NA	3.1	-6.0%

NET SALES	344.9	401.2	223.3	967.0	339.3	448.8	225.7	1,009.6	-4.2%
COST OF SALES	(200.3)	(225.7)	(126.3)	(549.8)	(191.3)	(234.3)	(135.7)	(557.0)	-1.3%
GROSS PROFIT	144.6	175.6	97.0	417.2	148.0	214.5	90.0	452.6	-7.8%
Gross Margin	41.9%	43.8%	43.5%	43.1%	43.6%	47.8%	39.9%	44.8%
SELLING AND ADMINISTRATIVE EXPENSES	(81.8)	(112.8)	(70.7)	(265.3)	(78.9)	(143.9)	(67.2)	(289.9)	-8.5%
CORPORATE EXPENSES (4)	0.0	0.0	0.0	(4.5)	0.0	0.0	0.0	(3.0)	48.4%
OPERATING INCOME	62.9	62.7	26.3	147.4	69.2	70.6	22.9	159.6	-7.7%
Operating Margin	18.2%	15.6%	11.8%	15.2%	20.4%	15.7%	10.1%	15.8%
EBITDA (1)	82.5	77.3	36.6	191.9	89.7	87.5	33.1	207.3	-7.4%
Ebitda Margin	23.9%	19.3%	16.4%	19.8%	26.4%	19.5%	14.7%	20.5%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(2.4)				(18.9)	-87.3%
RESULTS FROM AFFILIATED				2.4				1.1	118.9%
AMORTIZATION OF GOODWILL				(9.0)				(9.0)	0.0%
OTHER INCOME/(EXPENSE)				(2.6)				(5.4)	-51.4%
PRICE LEVEL RESTATEMENT (3)				1.0				1.9	-49.3%
NON-OPERATING RESULTS				(10.6)				(30.3)	-64.9%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				136.8				129.3	5.7%

INCOME TAXES				(38.3)				(28.7)	33.4%
MINORITY INTEREST				(0.0)				(0.0)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				98.5				100.6	-2.1%
Net Margin				10.2%				10.0%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.13				0.13
EARNINGS PER ADS				0.78				0.79	-2.1%
(1) : Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.

Consolidated Balance Sheet
(In million of constant 09/30/09 Chilean Pesos)

ASSETS	09/30/2009	09/30/2008	%Ch	LIABILITIES & SHAREHOLDERS' EQUITY	09/30/2009	09/30/2008	%Ch

Cash + Time deposits + market. Securit.	121,152	106,248	14.0%	Short term bank liabilities	1,154	10,577	-89.1%
Account receivables (net)	56,942	55,631	2.4%	Current portion of long term bank liabilities	257	122	111.2%
Inventories	30,439	27,466	10.8%	Current portion of bonds payable	6,178	1,640	276.8%
Other current assets	18,392	19,997	-8.0%	Trade accounts payable and notes payable	83,123	64,741	28.4%
Total Current Assets	226,926	209,341	8.4%	Other liabilities	24,474	27,816	-12.0%
				Total Current Liabilities	115,186	104,895	9.8%
Property, plant and equipment	687,384	647,271	6.2%
Depreciation	(477,072)	(448,300)	6.4%	Long term bank liabilities	277	607	-54.3%
Total Property, Plant, and Equipment	210,312	198,971	5.7%	Bonds payable	72,553	76,880	-5.6%
				Other long term liabilities	47,163	45,597	3.4%
Investment in related companies	30,832	26,996	14.2%	Total Long Term Liabilities	119,993	123,084	-2.5%
Investment in other companies	139	125	11.1%
Goodwill	51,600	57,726	-10.6%	Minority interest	11	9	24.9%
Other long term assets	33,522	25,560	31.2%
Total Other Assets	116,093	110,406	5.2%	Stockholders' Equity	318,139	290,730	9.4%

TOTAL ASSETS	553,330	518,718	6.7%	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	553,330	518,718	6.7%

Financial Highlights
(In million of constant 09/30/09 Chilean Pesos)

	Year to Date
ADDITIONS TO FIXED ASSETS	09/30/2009	09/30/2008		DEBT RATIOS	09/30/2009	09/30/2008

Chile	16,680	18,466		Financial Debt / Total Capitalization	0.20	0.24
Brazil	13,827	23,514		Financial Debt / EBITDA L12M	0.49	0.55
Argentina	5,647	3,981		EBITDA L12M / Interest Expense (net) L12M	19.62	19.47
	36,154	45,961		L12M: Last twelve months

* As of September 30, 2009, the Company registered a positive net cash position of US$ 77.4 million. Total debt amounted to US$ 146.1 million.
Total Cash amounted to US$ 223.5 million.

Embotelladora Andina S.A.
Nine Months Results for the period ended September 30, 2009 Local GAAP
(In nominal local currency of each period)

	January - September 2009			January - September 2008
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$
TOTAL BEVERAGES VOLUME (Million UC)	107.5	129.7	86.1	106.2	124.3	86.6
Soft Drinks	90.3	121.7	84.2	89.6	116.4	85.3
Mineral Water	5.4	1.7	0.9	5.3	2.0	0.8
Juices	11.8	3.4	1.0	11.3	2.8	0.5
Beer	NA	2.9	0.0	NA	3.1	0.0

NET SALES SOFT DRINKS	157,793	746.9	755.1	149,732	681.7	641.3
NET SALES OTHER	33,331	85.0	21.6	30,083	75.7	12.6
NET SALES PACKAGING			46.5			47.3
NET SALES	191,124	831.9	823.2	179,816	757.5	701.2
COST OF SALES	(111,074)	(473.1)	(456.6)	(101,439)	(402.1)	(412.0)
GROSS PROFIT	80,050	358.8	366.6	78,376	355.3	289.2
Gross Margin	41.9%	43.1%	44.5%	43.6%	46.9%	41.2%
SELLING AND ADMINISTRATIVE EXPENSES	(45,148)	(236.6)	(259.1)	(41,393)	(243.6)	(207.1)

OPERATING INCOME	34,902	122.2	107.6	36,983	111.7	82.1
Operating Margin	18.3%	14.7%	13.1%	20.6%	14.7%	11.7%
EBITDA[1]	45,731	159.9	135.8	48,316	147.8	103.2
Ebitda Margin	23.9%	19.2%	16.5%	26.9%	19.5%	14.7%
1EBITDA: Operating Income + Depreciation
Chile results do not consider corporate expenses

Embotelladora Andina S.A.
Third Quarter Results for the period ended September 30, 2009 Local GAAP
(In nominal local currency of each period)

	Third Quarter 2009			Third Quarter 2008
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$
TOTAL BEVERAGES VOLUME (Million UC)	34.8	41.8	27.0	34.4	40.5	28.3
Soft Drinks	29.1	39.2	26.3	29.0	38.1	27.8
Mineral Water	1.4	0.5	0.4	1.4	0.5	0.2
Juices	4.2	1.3	0.3	4.0	1.0	0.3
Beer	NA	0.8	NA	NA	0.9	NA

NET SALES SOFT DRINKS	50,888	245.2	243.4	48,858	222.2	219.9
NET SALES OTHER	11,263	28.4	7.7	10,062	25.2	5.0
NET SALES PACKAGING			13.2			18.1
NET SALES	62,151	273.6	264.4	58,921	247.4	243.0
COST OF SALES	(37,048)	(156.6)	(144.1)	(33,311)	(140.8)	(143.7)
GROSS PROFIT	25,103	117.0	120.3	25,610	106.6	99.3
Gross Margin	40.4%	42.8%	45.5%	43.5%	43.1%	40.9%
SELLING AND ADMINISTRATIVE EXPENSES	(15,564)	(77.4)	(85.6)	(14,061)	(70.8)	(74.8)

OPERATING INCOME	9,538	39.6	34.7	11,549	35.8	24.5
Operating Margin	15.3%	14.5%	13.1%	19.6%	14.5%	10.1%
EBITDA[1]	13,063	53.7	44.2	15,258	48.1	31.7
Ebitda Margin	21.0%	19.6%	16.7%	25.9%	19.4%	13.1%
1EBITDA: Operating Income + Depreciation
Chile results do not consider corporate expenses

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, December 2, 2009